Exhibit 99.1

Exhibit 99.2
(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE Y EAR ENDED DECEMBER 31, 2015
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the year ended December 31, 2015 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of February 25, 2016.
KEY CONSOLIDATED FINANCIAL INFORMATION:

•	Revenues of $1,072 million for the fourth quarter and $4,375 million for 2015, compared with $835 million and $3,436 million, respectively, in 2014.

•	In the fourth quarter of 2015 the Company recognized impairment charges of $4,906 million ($3,896 million, net of tax), compared with $2,999 million ($2,313 million, net of tax) in 2014.

•
A net loss attributable to shareholders of Goldcorp of $4,271 million, or $5.14 per share, for the fourth quarter and a loss of $4,158 million, or $5.03 per share, for 2015, compared with a loss of $2,396 million, or $2.94 per share, and a loss of $2,161 million, or $2.66 per share, respectively, in 2014.

•	Operating cash flows of $401 million for the fourth quarter and $1,430 million for 2015, compared with $274 million and $1,014 million, respectively, in 2014.

•	Dividends paid of $370 million in 2015, compared to $488 million in 2014.

•	$3.5 billion of liquidity, with the $3 billion revolving credit facility undrawn at December 31, 2015. (1)(2)
KEY PERFORMANCE MEASURES: (2)

•	Goldcorp’s share of gold production increased to 909,400 ounces for the fourth quarter and 3,464,400 ounces for 2015, compared with 890,900 ounces and 2,871,200 ounces, respectively, in 2014.

•
Total cash costs - by-product of $687 per gold ounce for the fourth quarter and $605 per gold ounce for 2015, compared with $589 and $542 per gold ounce, respectively, in 2014. On a co-product basis, total cash costs of $739 per gold ounce for the fourth quarter and $685 per gold ounce for 2015, compared with $669 and $668 per gold ounce, respectively, in 2014. (3)

•
All-in sustaining costs of $977 per gold ounce for the fourth quarter and $894 per gold ounce for 2015, compared with $1,035 and $949 per gold ounce, respectively, in 2014. Excluding the impact of reductions to the carrying values of inventory, primarily at Los Filos, all-in sustaining costs were $867 per gold ounce for the fourth quarter and $852 per gold ounce for 2015, compared with $992 and $922 per gold ounce, respectively, in 2014. (4)

•
Adjusted net loss of $128 million, or $0.15 per share, for the fourth quarter and $88 million, or $0.11 per share, for 2015, compared with adjusted net earnings of $55 million, or $0.07 per share, and $498 million, or $0.61 per share, respectively, in 2014. (5)

•	Goldcorp’s share of adjusted operating cash flows of $339 million for the fourth quarter and $1,437 million for 2015, compared to $337 million and $1,393 million, respectively, in 2014. (6)

•
Goldcorp’s share of free cash flows before dividends of $239 million for the fourth quarter and $335 million for 2015, compared to negative free cash flows before dividends of $241 million and $1,003 million, respectively, in 2014. (7)

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(in United States dollars, tabular amounts in millions, except where noted)

2015 HIGHLIGHTS

•
On December 23, 2015, the Company announced it had successfully decommissioned the El Sauzal mine in Mexico in accordance with the International Cyanide Management Code ("ICMC"), the first mine in the world to be decommissioned in accordance with the ICMC.

•
On December 4, 2015, the Company announced it had for the third consecutive time been named to the semi-annual re-ranking of the NASDAQ OMX CRD Global Sustainability Index. This listing ranks Goldcorp as one of the top 100 companies in the world for its sustainability reporting and performance.

•
On November 24, 2015, the Company completed the transaction to acquire New Gold Inc.'s ("New Gold") 30% interest in the El Morro deposit for $90 million in cash and a 4% gold stream payable on future gold production from the El Morro property. The Company also announced on November 24, 2015, that the Company and Teck Resources Limited ("Teck") had combined their respective El Morro and Relincho deposits into a 50/50 joint venture with the interim name of Project Corridor.

•	On June 30, 2015, the Company announced the closing of a secondary offering of the shares in Tahoe Resources Inc. ("Tahoe") for gross proceeds of C$998 million ($800 million).

•	On June 11, 2015, the Company announced that it had increased its credit facility from $2.0 billion to $3.0 billion and extended the term to June 10, 2020, under existing terms and conditions.

•
On June 5, 2015, Goldcorp was named one of Canada's 50 Most Socially Responsible Corporations by Sustainalytics, an independent provider of environmental, social and governance research to institutional investors and financial institutions around the world.

•	Éléonore declared commercial production effective April 1, 2015.

•
On March 13, 2015, the Company completed the acquisition of Probe Mines Ltd ("Probe") for total consideration of C$434 million ($343 million). Probe's principal asset is the Borden gold project in Ontario, 160 kilometres west of the Company's Porcupine mine.

•
On March 12, 2015, the Company announced that Minera Peñasquito had reached a definitive court approved settlement with the Cerro Gordo Ejido relating to surface land rights to 600 hectares (approximately 1,483 acres) of land located within the confines of the Peñasquito mine site. Concurrently, Minera Peñasquito and the Cerro Gordo Ejido entered into a new thirty year surface land use agreement on commercial terms for the 600 hectares.

•	On February 20, 2015, the Company completed the sale of the Wharf mine in Lead, South Dakota to Coeur Mining, Inc. for total cash consideration of $99 million.

•
On January 30, 2015, the Company announced it had signed a Collaboration Agreement with the Wabauskang First Nations. The agreement paves the way for long-term economic benefits for the northwestern Ontario First Nations and provides a framework for strengthened collaboration in the development and operations of the Red Lake Gold Mines. With the signing of the agreement, the Company now has collaboration agreements in place with all of the First Nations which assert Aboriginal and treaty rights in the vicinity of the Company's active operations in Canada.

•	Cerro Negro declared commercial production effective January 1, 2015.

(1)
At December 31, 2015, the Company held $0.4 billion of attributable cash and cash equivalents, $0.1 billion of money market investments, and had $3.0 billion undrawn on its $3.0 billion revolving credit facility.

(2)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp’s share) basis throughout this document. Attributable performance measures include the Company’s mining operations, including its discontinued operations, and projects, and the Company’s share of Alumbrera, Pueblo Viejo and Project Corridor. The Company believes that disclosing certain performance measures on an attributable basis provides useful infomation about the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(3)
The Company has included non-GAAP performance measures – total cash costs - by-product and total cash costs - co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the silver, lead, zinc and copper by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs- by-product and total cash costs - co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product silver, lead, zinc and copper credits on the

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Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production cash costs associated with an ounce of gold, the Company includes by-product silver, lead, zinc and copper credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production. The Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs - by-product are calculated by deducting Goldcorp’s share of by-product silver, lead, zinc and copper sales revenues from Goldcorp’s share of production costs.
Total cash costs - co-product are calculated by allocating Goldcorp's share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of total cash costs - co-product were as follows:

	2015	2014	2013
Gold	$1,200	$1,200	$1,600
Silver	18	20	30
Copper	3.00	3.00	3.50
Lead	0.95	1.00	0.90
Zinc	1.00	0.90	0.90
If silver, lead, zinc and copper for Peñasquito, silver for Marlin, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total cash costs - co-product, including discontinued operations, for the three months and year ended December 31, 2015, would be $739 and $685 per ounce of gold, respectively, $8.86 and $8.67 per ounce of silver, respectively, $0.72 and $0.69 per pound of zinc, respectively $0.76 and $0.68 per pound of lead, respectively, and $2.31 and $2.66 per pound of copper, respectively (three months and year ended December 31, 2014 – $669 and $668 per ounce of gold,respectively, $11.36 and $10.88 per ounce of silver, respectively, $0.85 and $0.78 per pound of zinc, respectively, $1.05 and $0.95 per pound of lead, respectively, and $1.57 and $2.23 per pound of copper, respectively; three months and year ended December 31, 2013 – $645 and $687 per ounce of gold, respectively, $10.92 and $13.26 per ounce of silver, respectively, $0.62 and $0.70 per pound of zinc, respectively, $0.60 and $0.78 per pound of lead, respectively and $1.77 and $2.00 per pound of copper, respectively).
Using actual realized sales prices total cash costs - co-product, including discontinued operations, for the three months and year ended December 31, 2015 would be $754 and $697 per gold ounce (three months and year ended December 31, 2014 – $679 and $676, respectively; three months and year ended December 31, 2013 - $641 and $692, respectively). Refer to page 44 for a reconciliation of total cash costs - by-product to reported production costs.

(4)
All-in sustaining costs and all-in costs are non-GAAP performance measures that the Company believes more fully define the total costs associated with producing gold; however, these performance measures have no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports these measures on a gold ounces sold basis. Effective June 2013, the Company conformed its all-in sustaining and all-in cost definitions to the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies. Refer to page 46 for a reconciliation of all-in sustaining costs.

(5)
Adjusted net (loss) earnings and adjusted net (loss) earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 48 for a reconciliation of adjusted net (loss) earnings to reported net loss attributable to shareholders of Goldcorp.

(6)
Adjusted operating cash flows is a non-GAAP performance measure which comprise Goldcorp’s share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 50 for a reconciliation of adjusted operating cash flows before working capital changes to reported net cash provided by operating activities.

(7)
Free cash flows is a non-GAAP performance measure which the Company believes, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company's ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp's share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp's share of net free cash provided by operating activities at Alumbrera, Pueblo Viejo and Project Corridor. Refer to page 51 for a reconciliation of free cash flows to reported net cash provided by operating activities.

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(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW
Goldcorp is a leading gold producer focused on responsible mining practices, with safe production throughout the Americas from a portfolio of long-lived high quality assets, positioning the Company to deliver long-term value.
The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper. Goldcorp has a strong balance sheet, with gold production located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).
At December 31, 2015, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine, Musselwhite and Éléonore gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos gold mine in Mexico; the Marlin gold/silver mine in Guatemala; the Cerro Negro gold/silver mine and the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/ silver/copper mine (40.0% interest) in the Dominican Republic. The Cerro Negro gold/silver mine and the Éléonore gold mine achieved commercial production effective January 1, 2015 and April 1, 2015, respectively.
On March 13, 2015, the Company acquired 100% of the outstanding shares of Probe, which owns the Borden gold project ("Borden project") in Canada.  On November 24, 2015, the Company completed the acquisition of the 30% non-controlling interest held by New Gold in the El Morro project gold/copper project, increasing the Company's interest in El Morro to 100%. On the same date, the Company entered into a joint venture agreement ("Project Corridor") with Teck, into which both parties contributed their respective interests in the El Morro and Relincho deposits in Chile in exchange for 50% interests in the Project Corridor Joint Venture. The Company’s significant development projects at December 31, 2015 included the Borden and Cochenour gold projects in Canada; the Camino Rojo gold/silver project in Mexico; and the Project Corridor gold/copper project in Chile.
The Wharf gold mine ("Wharf") and Marigold gold mine ("Marigold") in the United States were sold on February 20, 2015 and April 4, 2014, respectively, and the results of Wharf and Marigold have been presented as discontinued operations for the years ended December 31, 2015 and 2014. On June 30, 2015 and March 24, 2014, the Company disposed of its 25.9% equity interest in Tahoe and 19.3% equity interest in Primero Mining Corp. ("Primero"), respectively, which were previously recognized as investments in an associate.
The gold market spent much of 2015 on the defensive in anticipation of a start to the Federal Reserve’s interest rate tightening cycle, following the end of its quantitative easing program in late 2014. The long awaited first rate hike since 2006 finally occurred in December with the gold price hitting a pre-announcement low of $1,046 per ounce on December 3, 2015 after declining steadily lower throughout the year from $1,182 per ounce at the start of January. The Company realized an average gold price of $1,153 per ounce in 2015 (a 9% decrease compared to $1,264 per ounce in 2014) and $1,098 per ounce in the fourth quarter of 2015. The gold price’s steady decline throughout the year was punctuated only by seasonal physical demand in late January and October. Notwithstanding the market’s general apathy towards gold in 2015, physical demand remained surprisingly strong with notable official sector purchases by China and Russia.

2015 Performance Update:
The Company achieved record gold production of 3,464,400 ounces in 2015, a 593,200 ounce, or 21%, increase compared to 2014, driven predominately by increases at Cerro Negro, Éléonore and Peñasquito. Cerro Negro and Éléonore saw increased production of 355,300 ounces and 249,800 ounces, respectively, as both mines ramped up in their first year of commercial production. Peñasquito saw record gold production of 860,300 ounces in 2015 with a 292,500 ounce, or 52%, increase over 2014 due primarily to higher ore grade in Phase 5C which also experienced positive model reconciliation. The increases at these mines were partially offset by a 61,700 ounce decrease at Pueblo Viejo due to a mechanical failure in the electric motors as part of the oxygen plant, preg-robbing characteristics in the processed ore which impacted recoveries and the transition to the lower grade stockpile in 2015; a 46,400 ounce decrease at Alumbrera due to various factors including higher gypsum presence, lower grindability of ore, and high stripping activity associated with a new pit, Bajo el Durazno; and an 82,500 ounce decrease due to the sale of the Wharf and Marigold mines.
Total cash costs - by-product increased to $605 per gold ounce for the year ended December 31, 2015, compared to $542 per gold ounce for the year ended December 31, 2014. The increase in cash costs was primarily due to higher production costs due to Cerro Negro and Éléonore achieving commercial production in 2015; a $123 million increase in inventory carrying value reductions; higher realized losses on the Company's derivative contracts; and a decrease in by-product sales credits primarily due to lower realized metal prices; partially offset by higher gold sales volumes.
All-in sustaining costs of $894 per ounce for 2015 decreased 6% compared to $949 per ounce in 2014. Excluding the impact of reductions to the carrying value of inventory recognized in both years at Los Filos and Penasquito, all-in sustaining costs were $852 per gold ounce for 2015, a $70 per gold ounce, or 8%, decrease compared to 2014. During the year ended December 31, 2015, production costs were impacted by $149 million of inventory write downs (2014 - $72 million). Los Filos recognized $131 million of inventory reductions to the carrying value of its heap leach inventory as a result of a declining gold price, higher operating costs and heap leach pad recovery assumptions (2014 - $31 million). At Peñasquito, the carrying value of the low-grade stockpile was reduced by $18 million to net realizable value during 2015 due to a reduction in the long term pricing assumption, the deferral of processing of low grade stockpiles to the end of the mine life and a change in expected gold and silver recoveries as a result of the organic carbon content of the long-term stockpile (2014 - $41 million).

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Adjusted cash flow from operations was $1,437 million for 2015, an increase of 3% compared to $1,393 million in 2014. The increase in adjusted cash flow from operations resulted from higher cash flow generated by Cerro Negro and Éléonore as they ramped up in their first year of commercial production and increased cash flows from record production delivered by Peñasquito, partially offset by a 9% decrease in realized gold prices. Adjusted cash flows were also impacted by lower adjusted cash flows from Alumbrera and Pueblo Viejo as both mines delivered lower production in 2015 due to operational issues and lower commodity prices.
As a result of the continued and sustained decline in metal prices, changes to life of mine plans, and certain other factors, the Company recognized impairment charges of $4,906 million ($3,896 million, net of tax) in the fourth quarter of 2015 compared with $2,999 million ($2,313 million, net of tax) in 2014 (see page 6).

2015 Reserves and Resources Update:

Goldcorp's proven and probable gold mineral reserves at December 31, 2015 were 40.7 million ounces (2014 - 49.6 million ounces). Proven and probable silver mineral reserves totaled 704.6 million ounces, representing one of the largest silver reserves in the industry. The 8.9 million ounce overall decrease in gold mineral reserves was primarily driven by a 5.3 million ounce decrease in gold mineral reserves at Los Filos as low margin ounces were reclassified to resource and the removal of 1.8 million ounces following the Project Corridor transaction, which in turn resulted in a significant increase in copper reserves. Goldcorp’s overall gold equivalent reserves increased by over 2% to 85.6 million ounces. Total measured and indicated gold mineral resources for the Company increased by 1.63 million ounces to 37.8 million ounces. In addition, the Company has inferred gold resources of 18 million ounces.

Complete mineral reserve and mineral resource data including tonnes, grades and ounces can be found and have been posted at www.goldcorp.com. The following summary accounts for the changes in proven and probable gold reserve ounces year over year:

million ounces
Proven and probable reserves as of January 1, 2015	49.6
Mined ounces depleted during 2015	(4.5)
Changes from business transactions (1)	(2.0)
Net discovered ounces and converted resources during 2015	5.9
Net changes due to economics and engineering design	(8.3)
Proven and probable reserves as of December 31, 2015	40.7

(1)
Business transactions include the disposition of Dee and Project Corridor; while gold reserve ounces decreased as a result of the Project Corridor transaction, copper reserves increased, with Goldcorp's overall gold equivalent ounces increasing by 2%.

Canada
At Éléonore, a successful 2015 drilling program targeting the conversion of resources to reserves in the centre and southern portion of the deposit contributed to a 7.7% increase in proven and probable gold mineral reserves to 5.35 million ounces and extended the deposit at depth, which remains open including the core area.  Positive results from drilling in the 494 (Northern portion) continue to improve the confidence level regarding the size and the importance of this target.
Red Lake's 2015 proven and probable gold mineral reserves totaled 2.08 million ounces compared to 2.06 million ounces at the end of 2014.  Ounces mined through production were replaced as a result of cost improvement and exploration success.  During 2015, exploration drilling continued on the HGZ, NXT Zone, R Zone, Footwall Zone and the PLM Zone where results have contributed to overall reserve replacement.  An extensive diamond drill program took place on the HG Young discovery throughout the year resulting in an inferred resource of 0.6 million ounces.  At Cochenour, inferred gold mineral resources declined 37% to 2.19 million ounces, reflecting the re-interpretation of geology for the complexities and orientation of the ore body as well as application of a higher cut-off grade to account for more selective mining methods.
Musselwhite's 2015 proven and probable gold mineral reserves totaled 1.72 million ounces compared to 1.66 million ounces at the end of 2014.  Successful exploration efforts led to reserve growth in the PQ Deeps and Upper Lynx areas.
Porcupine's 2015 proven and probable gold mineral reserves totaled 2.13 million ounces compared to 2.98 million ounces at the end of 2014.  The decrease was driven by the closure of Dome and updated mine plans for the Pamour and Hollinger pits.
At Borden, an initial gold mineral reserve was declared totaling 860,000 ounces from the conversion of resources as a result of in-fill drilling and transitioning to step out drill testing for plunge extensions and parallel structures.
Latin America
At Cerro Negro, proven and probable gold mineral reserves declined 11.5% to 4.66 million ounces while the measured and indicated gold mineral resource at Cerro Negro increased by 97%.  The 2015 drilling program was successful in expanding reserves and resources at the Marianas Complex, particularly at the newly discovered Emilia Vein.

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(in United States dollars, tabular amounts in millions, except where noted)

At Peñasquito, proven and probable gold mineral reserves declined 3.5% to 10.17 million ounces. The decrease was primarily a result of mining depletion, partially offset by positive remodeling of the block model based on new exploration drilling.
At Los Filos, proven and probable gold mineral reserves declined 78% to 1.46 million ounces as a result of some of the future pushbacks at Los Filos and Bermejal pits no longer being economic at an $1,100 gold price due to a higher strip ratio.  These mineral reserves were re-classified to measured and indicated mineral resources which increased by 5.52 million ounces to 9.65 million ounces. Further ongoing cost optimization and conversion of inferred mineral resources from planned exploration could improve the economics of these pushbacks and extend mine life.

IMPAIRMENT EXPENSE RECORDED IN THE FOURTH QUARTER OF 2015
As a result of the continued and sustained decline in metal prices and other factors as noted below, an impairment of mining interests and goodwill of $4,906 million before tax ($3,896 million, net of tax) was recognized in the fourth quarter of 2015. The long-term commodity price assumptions were reduced in the fourth quarter of 2015 (including long-term gold price from $1,300 to $1,100 per ounce) to reflect the current commodity price environment which suggests that metal price weakness will continue into the future. The impairment expense recognized against the carrying values of goodwill and mining interests is as follows:

	Impairment Expense
	Goodwill	Mining interests owned by subsidiaries	Investments in associates and joint venture	Total 2015 impairment expense	Total 2015 impairment expense, net of tax	Financial statement carrying value at December 31 2015
Red Lake (1)	$405	$808	$—	$1,213	$1,050	$2,167
Porcupine	—	123	—	123	100	674
Éléonore	—	398	—	398	250	2,407
Peñasquito (2)	—	1,181	—	1,181	765	4,930
Los Filos	74	678	—	752	565	375
Marlin	—	293	—	293	220	127
Alumbrera	—	—	107	107	107	—
Project Corridor	—	—	200	200	200	872
Pueblo Viejo	—	—	610	610	610	967
Other	—	29	—	29	29
Impairment expense	$479	$3,510	$917	$4,906	$3,896

(1)	$808 million ($645 million, after tax) in respect of the Cochenour deposit in the Red Lake cash generating unit ("CGU").

(2)	$771 million ($500 million, after tax) in respect of the Peñasquito mine and $410 million ($265 million, after tax) in respect of the Camino Rojo deposit in the Peñasquito CGU.
Red Lake - Included in the Red Lake CGU is the Cochenour deposit due to the proximity of the ore body to Red Lake Gold mines and the potential to share infrastructure when the project is in production. During 2015, Cochenour focused on drilling and development which resulted in increased data density and improved understanding of projections of mineralization. Results from exploration drilling in 2015 were used in the fourth quarter to update the deposit model which resulted in a 37% decrease in inferred resources to 2.19 million ounces. Based on the assessment performed as at December 31, 2015, the Company concluded that the recoverable resources and exploration potential of Cochenour had declined, resulting in a reduction of goodwill and the estimated recoverable amount of its non-depletable resources and exploration potential.
Porcupine - During the fourth quarter of 2015, in response to current market conditions and operational challenges associated with an aging infrastructure, a decision was made to close the Dome underground mine around mid-2016 and the administration and infrastructure will be rationalized. These changes, along with a reduction in the long-term gold price assumption, have been incorporated into a new Porcupine life of mine plan and resulted in a reduction of the estimated recoverable value of the Porcupine CGU.
Éléonore - Initial production stopes in 2015 encountered folding and faulting which resulted in higher dilution and lower than expected mined grades. Stope design has been adjusted to address these impacts and the updated reserve model and new life of mine plan includes the impact of this folding and faulting. These changes to the life of mine plan and the change in the long-term gold price assumption in the fourth quarter of 2015 resulted in a reduction of the estimated recoverable value of Éléonore.
Peñasquito - Included in the Peñasquito CGU is the Camino Rojo deposit due to the proximity of the ore body to Peñasquito and the potential to share infrastructure related to the processing of sulphide ore from Camino Rojo. In the fourth quarter of 2015, Peñasquito re-optimized its

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life of mine plan to incorporate block model reconciliation updates. The positive economic impact from the updated life of mine plan was insufficient to offset the negative impacts of the change in the long-term metal pricing and foreign exchange assumptions, resulting in a $771 million ($500 million, after tax) reduction of the estimated recoverable value of the Peñasquito mine. As a result of metallurgical testing and a geotechnical drilling program completed in the fourth quarter of 2015, the Company determined that the amount of recoverable resources and exploration potential at Camino Rojo had declined, resulting in a $410 million ($265 million, after tax) reduction of the estimated recoverable amount of its non-depletable resources and exploration potential.
Los Filos - During 2015, Los Filos commenced a study to perform a detailed assessment of its operating options, including an update of the block model with additional drill data. The study was completed in the fourth quarter of 2015 and the findings were incorporated into an updated Los Filos life of mine plan. As a result of these findings and the change in long-term metal price assumptions, recoverable ounces and the associated future after-tax cash flows decreased which resulted in a reduction of the estimated recoverable value of Los Filos.
Marlin - A change in the long-term metal price assumptions, shortened mine life, reduced value of exploration potential and the previously disclosed reduction in mining royalty from 10% to 5% were incorporated into an updated Marlin life of mine plan in the fourth quarter of 2015, which resulted in a reduction of the estimated recoverable value of Marlin.
Alumbrera - Based on a revised life of mine plan provided to the Company by Alumbrera's operators (Glencore) in the fourth quarter of 2015 and lower metal price assumptions, the Company recorded an impairment expense related to its investment in Alumbrera at December 31, 2015. Additionally, the Company recognized a $75 million provision at December 31, 2015 in respect of the Company's obligation to fund its 37.5% share of Alumbrera's reclamation costs. Active mining at Alumbrera is expected to cease in the first half of 2017 after which time the mine will be put on care and maintenance.
Project Corridor - On November 24, 2015, and in conjunction with the acquisition of New Gold's 30% interest in El Morro, Goldcorp and Teck entered into an agreement to combine the El Morro and Relincho deposits into a new joint venture, Project Corridor. Due to the worsening commodity price environment, the Company re-assessed its long-term metal price assumptions as at the date of the transaction with Teck. The Company also considered the value of El Morro implied by the New Gold transaction in assessing El Morro’s recoverable amount and recognized an impairment expense on the formation of Project Corridor.
Pueblo Viejo - Based on an updated life of mine plan provided to the Company by Pueblo Viejo’s operators (Barrick) in the fourth quarter of 2015 and lower long-term metal price assumptions, the Company recorded an impairment expense related to its investment in Pueblo Viejo at December 31 2015. Despite improvements to the life of mine plan, the future after tax cash flows generated (after reducing the net cash flow for the Company’s share of internal and external debt) were insufficient to offset the impact of the reduction in long-term metal prices.

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(in United States dollars, tabular amounts in millions, except where noted)

CORPORATE DEVELOPMENTS
During the year ended December 31, 2015, the Company announced the following transactions:
Project Corridor:
On November 24, 2015, the Company completed the purchase of New Gold's 30% interest in the El Morro deposit in Chile, increasing the Company's interest in El Morro to 100%. Goldcorp paid New Gold $90 million in cash and entered into a 4% gold stream on future gold production from El Morro. New Gold will make ongoing payments of $400 per ounce of gold delivered under the contract, subject to a 1% per annum adjustment (compounded annually, commencing on the first anniversary of the agreement), once 217,000 ounces have been delivered.
In conjunction with the acquisition of New Gold's 30% interest, Goldcorp and Teck entered into an agreement on November 24, 2015 to combine their respective El Morro and Relincho deposits, located approximately 40 kilometres apart in the Huasco Province in Chile, into a single project held by a 50/50 joint venture. The combined project has been given the interim name of Project Corridor. Project Corridor is expected to provide a number of benefits, including reduced environmental footprint, lower cost and improved capital efficiency, an optimized mine plan and enhanced community benefits and community engagement.
Sale of Tahoe:
On June 30, 2015, the Company completed its divestiture of its 25.9% investment in Tahoe following completion of a secondary offering. A total of 58,051,692 Tahoe common shares beneficially held by Goldcorp were sold at an offering price of C$17.20 per share for gross proceeds of approximately C$998 million ($800 million).
Extension of Credit Facility:
On June 11, 2015, the Company announced that it had increased its credit facility from $2.0 billion to $3.0 billion and extended the term to June 10, 2020, under existing terms and conditions. The unsecured, floating-rate facility bears interest at LIBOR plus 120 points when drawn, based on Goldcorp's current BBB+ rating, and is intended to be used for liquidity and general corporate purposes.
Sale of the South Arturo Mine Project:
On June 2, 2015, the Company completed the sale of its 40% interest in the South Arturo Project in Nevada to Premier. The Company received cash consideration of $20 million and a further 5% interest in the Rahill-Bonaza Joint Venture in Red Lake. Concurrent with the divestiture, the Company completed a private placement with Premier in the amount of C$13 million ($10 million).
Acquisition of Probe:
On March 13, 2015, the Company completed the acquisition of Probe through a plan of arrangement. Probe's principal asset, the 100%-owned Borden Gold project in Ontario, with its location 160 kilometres west of the Company's Porcupine mine, will provide a new potential source of production for Porcupine thereby leveraging investments made in people, infrastructure and stakeholder partnerships. Total consideration was C$434 million ($343 million) and consisted primarily of the issuance of 13.3 million common shares to former Probe shareholders, excluding the 18.5 million Probe common shares, or 19.7% interest, held by the Company at March 13, 2015. The Company also issued 1.4 million stock options and 0.5 million warrants to former Probe option and warrant holders, respectively. Of the 18.5 million Probe common shares owned by the Company at March 13, 2015, 10.1 million were purchased from Agnico Eagle Mines Limited during the first quarter of 2015 for cash consideration of C$51 million ($40 million), including the exercise of 2.8 million warrants of Probe.
Sale of Wharf Mine:
On February 20, 2015, the Company completed the sale of the Wharf mine in Lead, South Dakota to Coeur Mining, Inc. for total cash consideration of $99 million, after closing adjustments.

GOLDCORP  |  8

During the year ended December 31, 2015, the Company announced the following achievements and executive changes:
Sustainability Reporting:
On December 4, 2015, the Company announced it had for the third consecutive time been named to the semi-annual re-ranking of the NASDAQ OMX CRD Global Sustainability Index. This listing ranks Goldcorp as one of the top 100 companies in the world for its sustainability reporting and performance. Goldcorp was recognized for taking a leadership role in measuring, managing and communicating the impacts of its sustainable development efforts and shared value-creation.
On June 5, 2015, Goldcorp was named one of Canada's 50 Most Socially Responsible Corporations by Sustainalytics, an independent provider of environmental, social and governance research to institutional investors and financial institutions around the world. The annual list recognizes companies with an outstanding commitment to social and environmental responsibility.
Executive Changes:
On December 4, 2015, the Company announced that President and Chief Executive Officer Chuck Jeannes will retire and David A. Garofalo, formerly President and Chief Executive Officer of HudBay Minerals Inc., will succeed Mr. Jeannes as President and Chief Executive Officer and will join Goldcorp's Board of Directors. Mr. Jeannes has led Goldcorp since January 2007 and has been with Goldcorp and its predecessor company Glamis Gold Ltd. for nearly 17 years. His career has been recognized by numerous distinguished awards and he was most recently named Canada's Most Admired CEO by Waterstone Human Capital and MacKay CEO Forums. Mr. Garofalo has worked in various capacities in the natural resources sector over the last 25 years. He served most recently as President, Chief Executive Officer and Director of Hudbay Minerals Inc. ("Hudbay") since 2010 where he presided over that company's emergence as a leading metals producer. Before joining Hudbay, Mr Garofalo served as Senior Vice President, Finance and Chief Financial Officer with Agnico-Eagle Mines Limited from 1998 to 2010. Earlier in his career, he served as Treasurer and held various finance roles with Inmet Mining Corporation from 1990 to 1998. Mr Garofalo was named Canada's CFO of the Year by Financial Executives International Canada in 2009. He was also named Mining Person of the Year by Northern Miner Magazine in 2012. A graduate of the University of Toronto (B.Comm.), Mr Garofalo is a Chartered Accountant and a Certified Director of the Institute of Corporate Directors. He also serves on the board of directors of Mackenzie Health Foundation.
Board Appointment:
On May 1, 2015, the Company announced the appointment of Ms. Margot Franssen as a director of the Company. Ms. Franssen is the founder and past–president of The Body Shop Canada. In 2002, Ms. Franssen was appointed an Officer of the Order of Canada, and she has received the Outstanding Achievement in the Advancement of Women Award from the United Nations Development Fund UNIFEM. Ms Franssen has an honourary Doctor of Humane Letters 1995 and an honourary Doctor of Laws, Honoris Causa 1994. She has been named one of the Top 25 Most Influential Women in Canada, and one of the 21 Leaders of the 21st Century, among many other prestigious honours.
Ms. Franssen has served on many boards including CIBC, Women's College Hospital and York University, is a founding Board Member of Women Moving Millions, a community devoted to raising million dollar gifts from women for women and girls, and has recently served as the Co-Chair of the National Task Force on Sex Trafficking of Canadian Girls in Canada. She received an undergraduate degree from York University and is a fellow of Ryerson Polytechnic University.

GOLDCORP  |  9

(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED ANNUAL FINANCIAL RESULTS

Consolidated financial information	2015	2014	2013
Revenues (1)(2)	$4,375	$3,436	$3,609
Loss from operations and associates	$(4,863)	$(2,527)	$(2,282)
Loss from continuing operations (2)	$(4,203)	$(2,168)	$(2,657)
Net earnings (loss) from discontinued operations (2)	$46	$9	$(52)
Net loss	$(4,157)	$(2,159)	$(2,709)
Net loss attributable to shareholders of Goldcorp	$(4,158)	$(2,161)	$(2,709)
Net loss from continuing operations per share (2)
– Basic and diluted	$(5.08)	$(2.67)	$(3.27)
Net loss per share
– Basic and diluted	$(5.03)	$(2.66)	$(3.34)
Cash flows from operating activities of continuing operations (1)(2)	$1,423	$982	$886
Cash flows from operating activities including discontinued operations (1)(2)	$1,430	$1,014	$955
Dividends paid	$370	$488	$486
Cash and cash equivalents (2)	$326	$482	$625
Total assets	$21,428	$27,866	$29,564
Non-current liabilities	$7,531	$9,235	$7,773

Key performance measures (3)	2015	2014	2013
Gold produced (ounces) (2)	3,453,000	2,777,300	2,502,900
Gold sold (ounces) (1)(2)	3,575,900	2,580,800	2,434,000
Silver produced (thousands of ounces)	40,400	36,800	30,300
Copper produced (thousands of pounds)	51,500	84,800	90,600
Lead produced (thousands of pounds)	173,900	152,300	159,100
Zinc produced (thousands of pounds)	388,800	329,700	279,300
Average realized gold price (per ounce)	$1,153	$1,264	$1,385
Average London spot gold price (per ounce)	$1,160	$1,266	$1,410
Total cash costs – by-product (per gold ounce) (4)	$603	$531	$529
Total cash costs – co-product (per gold ounce) (5)	$684	$661	$672
All-in sustaining costs (per gold ounce)	$893	$949	$1,008
All-in costs (per gold ounce)	$1,038	$1,518	$1,588
Adjusted net (loss) earnings	$(91)	$468	$600
Adjusted operating cash flow	$1,434	$1,362	$1,527
Free cash flow	$329	$(1,028)	$(1,371)
Including discontinued operations (2)
Gold produced (ounces)	3,464,400	2,871,200	2,666,600
Gold sold (ounces) (1)	3,591,200	2,672,800	2,597,200
Total cash costs – by-product (per gold ounce) (4)	$605	$542	$553
Total cash costs – co-product (per gold ounce) (5)	$685	$668	$687
All-in sustaining costs (per gold ounce)	$894	$949	$1,031
All-in costs (per gold ounce)	$1,038	$1,499	$1,575
Adjusted net (loss) earnings	$(88)	$498	$634
Adjusted operating cash flow	$1,437	$1,393	$1,601
Free cash flow	$335	$(1,003)	$(1,375)

GOLDCORP  |   10

(1)
Excludes pre-commissioning sales ounces from Cerro Negro prior to January 1, 2015, and Éléonore, prior to April 1, 2015 as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

(2)
In accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations, Wharf has been classified as a discontinued operation for the year ended December 31, 2015, accordingly the 2014 and 2013 comparative information for Wharf has been re-presented. The sale of Wharf was completed on February 20, 2015. The Company's 66.7% interest in Marigold, the sale of which completed on April 4, 2014, was classified as a discontinued operation for the years ended December 31, 2014 and 2013.

(3)
The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera, Pueblo Viejo and Project Corridor in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera, Pueblo Viejo and Project Corridor provides useful information about the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(4)
Total cash costs - by-product, per gold ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead, zinc and copper sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.07 per silver ounce (2014 – $4.05 per silver ounce) sold to Silver Wheaton Corp and by-product copper sales revenues for Alumbrera and Pueblo Viejo).

(5)
Total cash costs -co-product, per gold ounce, is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (silver, lead, zinc and copper)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 3).

GOLDCORP  |  11

(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF ANNUAL FINANCIAL RESULTS
The net loss attributable to shareholders of Goldcorp for the year ended December 31, 2015 was $4,158 million, or $5.03 per share, compared to a net loss attributable to shareholders of Goldcorp of $2,161 million, or $2.66 per share, for the year ended December 31, 2014. Compared to the year ended December 31, 2014, the net loss attributable to shareholders of Goldcorp for the year ended December 31, 2015 was impacted by the following factors:

•
Revenues increased by $939 million, or 27%, primarily due to a $934 million increase in gold revenues resulting from a 39% increase in gold sales volumes, as Cerro Negro and Éléonore achieved commercial production in 2015 and mining at Peñasquito moved into the heart of the deposit with higher sulphide ore gold grades and continued positive grade reconciliation, partially offset by a 9% decrease in realized gold prices;

•
Production costs increased by $501 million, or 24%, primarily due to Cerro Negro and Éléonore achieving commercial production in 2015. Excluding the impact of those mines, production costs decreased by $164 million due to a $39 million decrease in reclamation and closure cost estimates at the Company's inactive and closed mines as compared to a $72 million increase in reclamation and closure cost estimates in 2014; the favourable impact of the strengthening US dollar; and El Sauzal entering reclamation in 2015; partially offset by an $123 million increase in reductions in inventory carrying values to net realizable value, primarily at Los Filos;

•
Depreciation and depletion increased by $740 million, or 98%, due to Cerro Negro and Éléonore achieving commercial production; higher sales volumes; a higher depletion rate at Marlin resulting from a reduction of proven and probable reserves; the impact of reductions in the carrying value of inventory to net realizable value primarily at Los Filos; and new assets put into service at Peñasquito;

•	A $10 million increase in exploration and evaluation costs, primarily arising from drilling focused on HG Young at Red Lake;

•
The Company’s share of net loss of associates and joint venture of $1 million was comprised of a net loss of $62 million from Alumbrera, partially offset by net earnings of $53 million from Pueblo Viejo and net earnings of $8 million from the Company's investment in Tahoe prior to disposition on June 30, 2015. The Company’s share of net earnings of associates and joint venture of $156 million for the year ended December 31, 2014 was comprised of net earnings of $91 million from Pueblo Viejo, net earnings of $30 million from Alumbrera and net earnings of $35 million from the Company's equity investments in Primero and Tahoe. The Company sold its investment in Primero on March 26, 2014;

•
An impairment of mining interests and goodwill of $4,906 million ($3,896 million, net of tax) during the year ended December 31, 2015 (see page 6) compared to an impairment of mining interests and goodwill of $2,999 million ($2,313 million, net of tax) recognized during the year ended December 31, 2014;

•
Corporate administration, excluding share-based compensation expense, was $153 million, a $22 million decrease compared to the year ended December 31, 2014, primarily due to certain cost savings initiatives and the favourable impact of the weaker Canadian dollar. Share-based compensation expense of $54 million for the year ended December 31, 2015 decreased by $18 million compared to the prior year due to a decrease in the fair value of the Company's performance share units and phantom share units;

•
A $54 million net loss on derivatives for the year ended December 31, 2015 was comprised of $83 million of realized losses, partially offset by $29 million of unrealized gains on foreign currency and commodity contracts, compared to a $40 million net loss on foreign currency and commodity contracts in 2014;

•	A $99 million gain ($95 million, net of tax) on dilution of the Company's investment in Tahoe to 25.9% on April 1, 2015 as a result of Tahoe’s acquisition of Rio Alto;

•
A $315 million gain on disposition of mining interests in the second quarter of 2015 arising on the disposition of the Company's remaining 25.9% investment in Tahoe on June 30, 2015 for a total gain of $299 million ($266 million, net of tax), and the sale of the Arturo project for which the Company recognized a gain of $16 million ($11 million, net of tax);

•
Finance costs recognized in the Consolidated Statements of Loss increased by $86 million to $135 million in 2015 primarily due to lower amounts of interest expense eligible for capitalization as a result of Cerro Negro and Éléonore achieving commercial production;

•
Other expenses of $50 million for the year ended December 31, 2015 was comprised primarily of $52 million of net foreign exchange losses arising on value added tax receivables denominated in Mexican and Argentine pesos, and cash and cash equivalents denominated in Canadian dollars. Other expense of $10 million in the prior year was comprised primarily of $22 million of net foreign exchange losses arising on value added tax receivables denominated in Mexican and Argentine pesos, and cash and cash equivalents denominated in Canadian dollars, partially offset by a $17 million gain on securities due to the sale of certain available-for-sale equity and marketable securities;

GOLDCORP  |  12

•	Income tax recovery for the year ended December 31, 2015 totaled $485 million (year ended December 31, 2014 – income tax recovery of $440 million) and was impacted by:

•
A $501 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $272 million foreign exchange loss for the year ended December 31, 2014. The foreign exchange related deferred income tax impacts resulted from the weakening Canadian dollar and Mexican peso and the devaluation of the Argentine peso during the year ended December 31, 2015 and the weakening Canadian dollar and Mexican and Argentine pesos during the year ended December 31, 2014;

•
During the year ended December 31, 2015, a deferred income tax recovery of $1,010 million arising on the impairment of mining interest and goodwill was recognized compared to a $686 million deferred income tax recovery recognized during the year ended December 31, 2014; and

•
An increase in the effective tax rate for the year ended December 31, 2015 from negative 6% to positive 9%, after adjusting income taxes for the above noted items, and for the non-deductible share-based compensation expense and the impairment of mining interest and goodwill from loss before taxes. The year ended December 31, 2015 was negatively impacted by foreign exchange losses on the translation of current income tax in Mexico and tax attributes no longer being recognized in Mexico and Guatemala, due to less certainty of utilization with the lower commodity price outlook. These unfavourable impacts were partially offset by the gain on the dilution and sale of Tahoe and the higher tax deductible foreign exchange losses on US dollar debt in Argentina.

•
Net earnings from discontinued operations of $46 million for the year ended December 31, 2015 comprised of a $43 million net gain on the sale of Wharf and $3 million of net earnings of Wharf until February 20, 2015, the date of disposition. Net earnings from discontinued operations of $9 million in the prior year was comprised of net earnings of $30 million from Wharf and Marigold, partially offset by a $21 million net loss recognized on the sale of the Company's 66.7% share of Marigold.

Adjusted net loss amounted to $88 million, or $0.11 per share (1), for the year ended December 31, 2015, compared to adjusted net earnings of $498 million, or $0.61 per share, for the year ended December 31, 2014. Compared to the year ended December 31, 2014, adjusted net loss was primarily impacted by higher production costs and depreciation and depletion as Cerro Negro and Éléonore entered commercial production, an increase in inventory carrying value reductions, primarily at Los Filos, and a decrease in earnings from Alumbrera and Pueblo Viejo. These costs were partially offset by the benefit of the strengthening US dollar and higher revenues, however the positive impact of higher sales volumes was negated in part by declining commodity prices.
Total cash costs - by-product increased to $605 per gold ounce (2), for the year ended December 31, 2015, compared to $542 per gold ounce for the year ended December 31, 2014. The increase in cash costs was primarily due to higher production costs due to Cerro Negro and Éléonore achieving commercial production in 2015; a $123 million increase in inventory carrying value reductions; higher realized losses on the Company's derivative contracts; and a decrease in by-product sales credits primarily due to lower realized metal prices; partially offset by higher gold sales volumes.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 48 for a reconciliation of adjusted net (loss) earnings to reported net loss attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs - by-product and total cash costs - co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs- by-product are calculated by deducting Goldcorp’s share of by-product silver, lead, zinc and copper sales revenues from Goldcorp’s share of production costs. Refer to page 44 for a reconciliation of total cash costs - by-product to reported production costs.

GOLDCORP  |  13

(in United States dollars, tabular amounts in millions, except where noted)

QUARTERLY FINANCIAL REVIEW (2)

	2015
Consolidated financial information	Q1	Q2	Q3	Q4	Total
Revenues (1)(2)	$1,017	$1,188	$1,098	$1,072	$4,375
Earnings (loss) from operations and associates	$41	$106	$(9)	$(5,001)	$(4,863)
Net (loss) earnings from continuing operations (2)	$(139)	$398	$(191)	$(4,271)	$(4,203)
Net earnings (loss) from discontinued operations (2)	$52	$(6)	$—	$—	$46
Net (loss) earnings	$(87)	$392	$(191)	$(4,271)	$(4,157)
Net (loss) earnings attributable to shareholders of Goldcorp	$(87)	$392	$(192)	$(4,271)	$(4,158)
Net (loss) earnings from continuing operations per share(2)
– Basic and diluted	$(0.17)	$0.48	$(0.23)	$(4.90)	$(5.08)
Net (loss) earnings per share
– Basic and diluted	$(0.11)	$0.47	$(0.23)	$(5.14)	$(5.03)
Cash flows from operating activities of continuing operations (1)(2)	$51	$528	$443	$401	$1,423
Cash flows from operating activities including discontinued operations (1)(2)	$58	$528	$443	$401	$1,430
Dividends paid	$122	$124	$75	$49	$370
Cash and cash equivalents	$365	$940	$257	$326	$326
Total assets	$28,012	$27,890	$27,023	$21,428	$21,428
Non-current liabilities	$9,570	$9,225	$8,687	$7,531	$7,531

	2014
Consolidated financial information	Q1	Q2	Q3	Q4	Total
Revenues (1)(2)	$878	$884	$839	$835	$3,436
Earnings (loss) from operations and associates	$201	$207	$53	$(2,988)	$(2,527)
Net earnings (loss) from continuing operations (2)	$89	$194	$(48)	$(2,403)	$(2,168)
Net earnings (loss) from discontinued operations (2)	$9	$(11)	$4	$7	$9
Net earnings (loss)	$98	$183	$(44)	$(2,396)	$(2,159)
Net earnings (loss) attributable to shareholders of Goldcorp	$98	$181	$(44)	$(2,396)	$(2,161)
Net earnings (loss) from continuing operations per share(2)
– Basic and diluted	$0.11	$0.24	$(0.06)	$(2.95)	$(2.67)
Net earnings (loss) per share
– Basic and diluted	$0.12	$0.22	$(0.05)	$(2.94)	$(2.66)
Cash flows from operating activities of continuing operations (1)(2)	$263	$266	$188	$265	$982
Cash flows from operating activities including discontinued operations (1)(2)	$273	$275	$192	$274	$1,014
Dividends paid	$122	$122	$122	$122	$488
Cash and cash equivalents	$1,001	$1,220	$376	$482	$482
Total assets	$30,175	$30,618	$30,218	$27,866	$27,866
Non-current liabilities	$7,747	$8,762	$8,868	$9,235	$9,235

GOLDCORP  |  14

	2015
Key performance measures (3)	Q1	Q2	Q3	Q4	Total
Gold produced (ounces) (2)	713,400	908,000	922,200	909,400	3,453,000
Gold sold (ounces) (1)(2)	812,200	903,000	942,600	918,100	3,575,900
Silver produced (thousands of ounces)	8,500	10,400	11,300	10,200	40,400
Copper produced (thousands of pounds)	9,200	8,600	12,300	21,400	51,500
Lead produced (thousands of pounds)	36,700	47,500	49,200	40,500	173,900
Zinc produced (thousands of pounds)	82,500	105,500	111,500	89,300	388,800
Average realized gold price (per ounce)	$1,217	$1,189	$1,114	$1,098	$1,153
Average London spot gold price (per ounce)	$1,219	$1,193	$1,124	$1,105	$1,160
Total cash costs – by-product (per gold ounce) (4)	$577	$547	$597	$687	$603
Total cash costs – co-product (per gold ounce) (5)	$664	$656	$670	$739	$684
All-in sustaining costs (per gold ounce) (6)	$880	$853	$858	$977	$893
All-in costs (per gold ounce)	$1,212	$1,028	$949	$983	$1,038
Adjusted net earnings (loss)	$9	$65	$(37)	$(128)	$(91)
Adjusted operating cash flow	$363	$358	$374	$339	$1,434
Free cash flow (7)	$(327)	$174	$243	$239	$329
Including discontinued operations (2)
Gold produced (ounces)	724,800	908,000	922,200	909,400	3,464,400
Gold sold (ounces) (1)	827,500	903,000	942,600	918,100	3,591,200
Total cash costs – by-product (per gold ounce) (4)	$585	$547	$597	$687	$605
Total cash costs – co-product (per gold ounce) (5)	$670	$656	$670	$739	$685
All-in sustaining costs (per gold ounce) (6)	$885	$853	$858	$977	$894
All-in costs (per gold ounce)	$1,210	$1,028	$949	$983	$1,038
Adjusted net earnings (loss)	$12	$65	$(37)	$(128)	$(88)
Adjusted operating cash flow	$366	$358	$374	$339	$1,437
Free cash flow (6)	$(321)	$174	$243	$239	$335

GOLDCORP  |  15

(in United States dollars, tabular amounts in millions, except where noted)

	2014
Key performance measures (3)	Q1	Q2	Q3	Q4	Total
Gold produced (ounces) (2)	643,100	633,700	635,500	865,000	2,777,300
Gold sold (ounces) (1)(2)	648,700	624,000	627,000	681,100	2,580,800
Silver produced (thousands of ounces)	9,600	9,000	7,800	10,400	36,800
Copper produced (thousands of pounds)	21,500	19,300	16,800	27,200	84,800
Lead produced (thousands of pounds)	49,500	38,600	37,000	27,200	152,300
Zinc produced (thousands of pounds)	87,900	91,900	81,000	68,900	329,700
Average realized gold price (per ounce)	$1,297	$1,296	$1,265	$1,203	$1,264
Average London spot gold price (per ounce)	$1,294	$1,289	$1,282	$1,201	$1,266
Total cash costs – by-product (per gold ounce) (4)	$482	$464	$590	$582	$531
Total cash costs – co-product (per gold ounce) (5)	$655	$641	$678	$665	$661
All-in sustaining costs (per gold ounce)	$827	$853	$1,067	$1,043	$949
All-in costs (per gold ounce)	$1,421	$1,503	$1,577	$1,571	$1,518
Adjusted net earnings	$200	$154	$66	$48	$468
Adjusted operating cash flow	$272	$369	$392	$329	$1,362
Free cash flow	$(172)	$(248)	$(357)	$(249)	$(1,028)
Including discontinued operations (2)
Gold produced (ounces)	679,900	648,700	651,700	890,900	2,871,200
Gold sold (ounces) (1)	684,000	639,500	641,400	707,900	2,672,800
Total cash costs – by-product (per gold ounce) (4)	$507	$470	$597	$589	$542
Total cash costs – co-product (per gold ounce) (5)	$673	$643	$682	$669	$668
All-in sustaining costs (per gold ounce)	$840	$852	$1,066	$1,035	$949
All-in costs (per gold ounce)	$1,403	$1,486	$1,566	$1,544	$1,499
Adjusted net earnings	$209	$164	$70	$55	$498
Adjusted operating cash flow	$281	$376	$399	$337	$1,393
Free cash flow	$(165)	$(240)	$(355)	$(241)	$(1,003)

(1)
Excludes pre-commissioning sales ounces from Cerro Negro prior to January 1, 2015, and Éléonore, prior to April 1, 2015 as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

(2)
In accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations, Wharf has been classified as a discontinued operation for the year ended December 31, 2015, accordingly the 2014 comparative information for Wharf has been re-presented. The sale of Wharf was completed on February 20, 2015. The Company's 66.7% interest in Marigold, the sale of which completed on April 4, 2014, was classified as a discontinued operation for the year ended December 31, 2014.

(3)
The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera, Pueblo Viejo and Project Corridor in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera, Pueblo Viejo and Project Corridor is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(4)
Total cash costs - by-product, per gold ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.07 per silver ounce (2014 – $4.05 per silver ounce) sold to Silver Wheaton Corp; by-product copper sales revenues for Alumbrera, Peñasquito and Pueblo Viejo).

(5)
Total cash costs - co-product, per gold ounce, is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (silver, lead, zinc and copper)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 3).

(6)
During the fourth quarter of 2015, the Company determined that certain capital expenditures incurred at Porcupine which had previously been included as expansionary capital expenditures should be classified as sustaining capital expenditures for the purpose of calculating all-in sustaining costs. Consolidated all-in sustaining costs for the second and third quarters of 2015 have been restated resulting in an increase to all-in sustaining costs of $7 per ounce and $10 per ounce, respectively to those amounts previously reported. Free cash flow for the first quarter of 2015 has been restated from that previously reported to exclude $39 million of expenditures on acquisitions of mining interests which the Company determined should not have been included in free cash flow.

GOLDCORP  |  16

REVIEW OF QUARTERLY FINANCIAL RESULTS
Three months ended December 31, 2015 compared to the three months ended September 30, 2015
The net loss attributable to shareholders of Goldcorp for the fourth quarter of 2015 was $4,271 million, or $5.14 per share, compared to a net loss attributable to shareholders of Goldcorp of $192 million, or $0.23 per share, for the third quarter of 2015. Compared to the prior quarter, the net loss attributable to shareholders of Goldcorp for the three months ended December 31, 2015 was impacted by the following factors:

•
Revenues decreased by $26 million, primarily due to a $21 million decrease in lead and zinc revenues, net of refining charges, at Peñasquito due to lower sales volumes as mining transitioned away from the higher ore grades in Phase 5C. Gold revenues were comparable as increased sales volumes at the Canadian mines offset decreased sales volumes at Cerro Negro due to timing of shipments;

•
Production costs increased by $4 million, or 1%, primarily due to higher labour costs and a further reduction of the carrying value of heap leach inventory at Los Filos of $92 million recognized during the fourth quarter. The increase in production costs were offset by revisions in estimates at the Company's inactive and closed mines resulting in a $58 million decrease in reclamation and closure costs; the favourable impact of the strengthening US dollar; and decreases in fuel, power, maintenance and consumables. The third quarter of 2015 was also favourably impacted by the $11 million reversal of the Marlin royalty expense which was recognized as a credit to operating costs;

•	Depreciation and depletion increased by $27 million, or 7%, primarily due to a $24 million increase in inventory carrying value reductions;

•	Exploration and evaluation costs of $12 million was comparable to the prior quarter;

•
The Company’s share of net losses of associates and joint venture of $24 million for the fourth quarter of 2015 was comprised of a $37 million net loss from Alumbrera, partially offset by net earnings of $13 million at Pueblo Viejo. In the prior quarter, net earnings of associates and joint venture of $7 million was comprised of net earnings of $20 million from Pueblo Viejo, partially offset by a $13 million net loss from Alumbrera;

•	An impairment of mining interests and goodwill of $4,906 million ($3,896 million, net of tax) during the fourth quarter of 2015 (see page 6);

•
Corporate administration, excluding share-based compensation expense, was $38 million, which was comparable to the prior quarter. Share-based compensation expense of $10 million for the fourth quarter of 2015 decreased by $4 million compared to the prior quarter due to a decrease in the fair value of the Company's phantom units;

•
A $1 million net gain on derivatives in the fourth quarter of 2015 comprising realized and unrealized gains and losses on the Company's foreign currency and commodity contracts compared to a $21 million net loss in the third quarter of 2015;

•
Finance costs recognized in the Consolidated Statement of Loss decreased by $3 million due to repayment of certain of the Company's Argentinian loans with the proceeds of new financing in Argentina at a lower rate of interest;

•
Other expense of $80 million for the three months ended December 31, 2015 was primarily comprised of a $78 million foreign exchange loss mainly arising on value added tax receivables denominated in Argentine pesos, and cash and cash equivalents denominated in Canadian dollars, partially offset by foreign exchange gains on Argentine, Mexican and Canadian payables and certain Argentine pesos financings held by Cerro Negro. Other income of $9 million for the third quarter of 2015 was primarily comprised of interest income arising on the Company's cash and cash equivalent and loans held with Pueblo Viejo;

•	Income tax recovery for the three months ended December 31, 2015 totaled $840 million (three months ended September 30, 2015 – income tax expense of $136 million) and was impacted by:

•
A $199 million foreign exchange loss on the translation of deferred income tax assets and liabilities primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $158 million foreign exchange loss for the third quarter of 2015. The foreign exchange related deferred income tax impacts resulted from the weakening Canadian dollar and Mexican peso and the devaluation of the Argentine peso during the quarter ended December 31, 2015 and the weakening Canadian dollar and Mexican and Argentine peso during the quarter ended September 30, 2015;

•	During the fourth quarter of 2015 a deferred income tax recovery of $1,010 million arising on the impairment of mining interest and goodwill was recognized; and

•
A decrease in the effective tax rate for the fourth quarter of 2015 from 54% to 15%, after adjusting income taxes for the above noted items, and for the non-deductible share-based compensation expense, the impairment of mining interest,

GOLDCORP  |  17

(in United States dollars, tabular amounts in millions, except where noted)

goodwill, and investment in associates from loss before taxes.The fourth quarter of 2015 was negatively impacted by foreign exchange losses on the translation of current income tax in Mexico and tax attributes no longer being recognized in Mexico and Guatemala, due to less certainty of utilization with the lower commodity price outlook. This was partially offset by the higher tax deductible foreign exchange losses on US dollar debt in Argentina.
Adjusted net loss amounted to $128 million, or $0.15 per share (1), for the three months ended December 31, 2015, compared to an adjusted net loss of $37 million, or $0.04 per share, for the third quarter of 2015. Compared to the prior quarter, adjusted net loss was impacted by lower revenues and higher depreciation and depletion due to reductions of the carrying value of inventory, principally at Los Filos.
Total cash costs (by-product) were $687 per gold ounce (2), in the fourth quarter of 2015, as compared to $597 per gold ounce in the prior quarter. The increase in cash costs per ounce was primarily due to higher production costs; lower lead, zinc and silver sales credits; and a decrease in gold sales volumes.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 48 for a reconciliation of adjusted net earnings to reported net loss attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs - by-product and total cash costs - co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs - by-product are calculated by deducting Goldcorp’s share of by-product silver lead, zinc and copper sales revenues from Goldcorp’s share of production costs. Refer to page 44 for a reconciliation of total cash costs - by-product to reported production costs.

GOLDCORP  |  18

RESULTS OF OPERATIONS (1)
Year ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by-product (per gold ounce) (2)	All-in sustaining costs (per gold ounce) (3)
Red Lake	2015	$427	375,700	365,900	$1,163	$572	$906
	2014	$529	414,400	418,300	$1,262	$569	$934
Porcupine	2015	315	274,300	272,800	1,153	776	1,078
	2014	379	300,000	299,400	1,262	647	906
Musselwhite	2015	311	270,300	269,500	1,154	599	766
	2014	354	278,300	279,200	1,265	629	811
Éléonore (5)	2015	259	268,100	231,000	1,120	911	1,007
	2014	—	18,300	—	—	—	—
Peñasquito	2015	1,646	860,300	893,100	1,143	320	544
	2014	1,432	567,800	561,700	1,266	388	813
Los Filos	2015	315	272,900	270,700	1,160	1,313	1,488
	2014	326	258,700	257,500	1,265	796	993
El Sauzal (6)	2015	—	—	—	—	—	—
	2014	49	37,700	37,200	1,289	1,440	1,666
Marlin	2015	312	168,600	169,200	1,161	336	868
	2014	367	186,500	183,800	1,262	384	862
Cerro Negro (5)	2015	790	507,400	580,800	1,160	600	769
	2014	—	152,100	—	—	—	—
Alumbrera (1)	2015	188	73,700	72,600	1,135	1,264	1,670
	2014	386	120,100	113,300	1,248	145	609
Pueblo Viejo (1)	2015	542	381,700	450,300	1,162	495	607
	2014	575	443,400	430,400	1,268	462	608
Other (3)	2015	—	—	—	—	—	70
	2014	—	—	—	—	—	111
Total – continuing operations	2015	$5,105	3,453,000	3,575,900	$1,152	$603	$893
	2014	$4,397	2,777,300	2,580,800	$1,264	$531	$949
Wharf (4)	2015	19	11,400	15,300	1,225	941	996
	2014	94	72,100	70,100	1,254	770	870
Marigold (4)	2015	—	—	—	—	—	—
	2014	28	21,800	21,900	1,289	1,117	1,207
Total – including discontinued operations	2015	$5,124	3,464,400	3,591,200	$1,153	$605	$894
	2014	$4,519	2,871,200	2,672,800	$1,264	$542	$949

GOLDCORP  |  19

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by-product (per gold ounce) (2)	All-in sustaining costs (per gold ounce) (3)
Red Lake	2015	$102	99,900	91,500	$1,108	$610	$959
	2014	$156	130,300	128,700	$1,208	$493	$809
Porcupine	2015	82	74,900	74,200	1,100	769	1,031
	2014	116	90,400	95,700	1,210	591	857
Musselwhite	2015	92	81,200	83,100	1,114	527	699
	2014	98	73,100	81,100	1,208	619	779
Éléonore (5)	2015	112	105,100	102,500	1,090	677	761
	2014	—	18,300	—	—	—	—
Peñasquito	2015	354	169,900	195,000	1,092	451	687
	2014	285	141,100	126,100	1,184	728	1,472
Los Filos	2015	85	74,400	77,100	1,105	2,004	2,131
	2014	76	65,900	63,400	1,203	1,194	1,369
El Sauzal (6)	2015	—	—	—	—	—	—
	2014	1	900	100	1,099	—	—
Marlin	2015	79	40,900	44,100	1,110	287	787
	2014	103	52,300	53,800	1,208	273	703
Cerro Negro (5)	2015	166	147,800	132,300	1,095	577	872
	2014	—	133,100	—	—	—	—
Alumbrera (1)	2015	58	25,800	24,700	1,073	1,028	1,274
	2014	94	41,700	33,900	1,189	(282)	89
Pueblo Viejo (1)	2015	108	89,500	93,600	1,099	502	608
	2014	126	117,900	98,300	1,215	477	630
Other (3)	2015	—	—	—	—	—	64
	2014	—	—	—	—	—	111
Total – continuing operations	2015	$1,238	909,400	918,100	$1,098	$687	$977
	2014	$1,055	865,000	681,100	$1,203	$582	$1,043
Wharf (4)	2015	—	—	—	—	—	—
	2014	32	25,900	26,800	1,195	772	832
Total – including discontinued operations	2015	$1,238	909,400	918,100	$1,098	$687	$977
	2014	$1,087	890,900	707,900	$1,203	$589	$1,035

(1)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera, Pueblo Viejo and Project Corridor, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera, Pueblo Viejo and Project Corridor provides useful information about the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)
Total cash costs - by-product, per gold ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.07 per silver ounce (2014 – $4.05 per silver ounce) sold to Silver Wheaton).

(3)
For the purpose of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the "Other" category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

(4)
In accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations, Wharf has been classified as a discontinued operation for the year ended December 31, 2015, accordingly the 2014 comparative information for Wharf has been re-presented. The sale of Wharf was completed on February 20, 2015. The Company's 66.7% interest in Marigold, the sale of which completed on April 4, 2014, was classified as a discontinued operation for the year ended December 31, 2014.

GOLDCORP  |  20

(5)
Gold produced (ounces) in 2014 and 2015 include pre-commercial production ounces from Cerro Negro and Éléonore. However, gold sold (ounces) excludes pre-commissioning sales ounces from Cerro Negro prior to January 1, 2015, and Éléonore, prior to April 1, 2015 as these ounces were credited against capitalized project costs.

(6)
El Sauzal entered reclamation effective January 1, 2015. Prior to entering reclamation, and as as a result of attempts to continue mining activities at El Sauzal during the fourth quarter of 2014, incidental costs were incurred and gold ounces produced. While these costs have been included in the 2014 annual all-in sustaining and total cash costs - by-product, the fourth quarter of 2014 impacts are not separately disclosed.

GOLDCORP  |   21

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Red Lake mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2015	Total 2014
Tonnes of ore milled (1)	133,700	150,800	160,600	200,700	645,800	684,100
Average mill head grade (grams/tonne)	26.04	18.45	15.69	15.57	18.44	19.47
Average recovery rate	97%	96%	97%	95%	96%	96%
Gold (ounces)
– Produced (1)	107,400	90,800	77,600	99,900	375,700	414,400
– Sold	107,300	91,600	75,500	91,500	365,900	418,300
Average realized gold price (per ounce)	$1,215	$1,191	$1,121	$1,108	$1,163	$1,262
Total cash costs – by-product (per ounce)	$494	$602	$601	$610	$572	$569
All-in sustaining costs (per ounce)	$799	$879	$1,028	$959	$906	$934
Mining cost per tonne	$232.95	$212.64	$189.36	$170.34	$198.63	$217.46
Milling cost per tonne	$56.14	$53.41	$48.15	$39.64	$48.56	$47.66
General and administrative cost per tonne milled	$81.49	$72.86	$71.89	$58.99	$70.26	$78.12
Financial Data
Revenues	$131	$109	$85	$102	$427	$529
Depreciation and depletion	$34	$30	$27	$32	$123	$116
Earnings (loss) from operations (3)	$42	$18	$9	$(1,201)	$(1,132)	$168
Expenditures on mining interests (2)	$47	$42	$41	$44	$174	$233

(1)	Included in tonnes of ore milled and gold ounces produced for 2015 are 26,600 tonnes and 4,400 ounces, respectively, from the Cochenour project (2014 - 900 tonnes and 200 ounces, respectively).

(2)
Expenditures on mining interests includes expenditures incurred at the Cochenour project which is classified as expansionary capital. Capital expenditures at Cochenour for the year ended December 31, 2015 were $69 million (2014 - $104 million).

(3)	At December 31, 2015, the Company recognized a $1,212 million ($1,050 million, net of tax) impairment expense against the carrying amount of Red Lake, including Cochenour (see page 6).
Red Lake mines consists of two operations, the Campbell complex and the Red Lake complex which feed two separate processing facilities. The Campbell complex continued to focus on remnant pillar mining in 2015 which provided fewer tonnes. At the Red Lake complex, the focus in 2015 was on conversion to primarily long hole mining in the High Grade Zone and introduction of mechanized mining in Upper Red Lake to provide supplemental ore feed to offset declining tonnes expected from Campbell.
Gold production for 2015 of 375,700 ounces was 38,700 ounces, or 9%, lower than 2014 due to 6% lower mill throughput and 5% lower grades. Tonnes were lower due to reduced production from Campbell remnant pillar mining and the focus on maximizing cash flow through mining higher margin ounces. The lower grades were attributable to the planned conversion of lower cost mining methods in the High Grade Zone and Upper Red Lake.
All-in sustaining costs for 2015 were $906 per ounce, a decrease of $28 per ounce, or 3%, compared to 2014 due to a weaker Canadian dollar ($97 per ounce), lower sustaining capital expenditures ($82 per ounce) and lower operating costs ($23 per ounce), partially offset by lower gold production ($134 per ounce) and higher exploration expense ($40 per ounce). The increase in exploration expenditures was attributable to increased exploration activity at HG Young. The decrease in operating costs was attributable to lower long hole drilling contractor costs as less drilling was required at Campbell and lower drilling rates were achieved ($8 million) and lower consumable costs as a result of lower tonnage processed in 2015 ($5 million). This was partially offset by an increase in employee costs and an increase in community costs in 2015 ($4 million).
Gold production for the fourth quarter of 2015 was 22,300 ounces, or 29%, higher than the third quarter of 2015 primarily due to 25% higher mill throughput. The higher tonnage was provided by the ramp up of mechanized mining in the Upper Red Lake and R zones, combined with operational improvement initiatives including acceleration of development, long-hole drilling and tele-remote mucking.
All-in sustaining costs for the fourth quarter of 2015 were $69 per ounce, or 7%, lower than the third quarter of 2015 due to higher gold production ($180 per ounce), lower exploration expenditures ($9 per ounce) and a weaker Canadian dollar ($3 per ounce), partially offset by higher operating costs ($111 per ounce) and higher sustaining capital expenditures ($12 per ounce). The increase in operating costs was attributable a focus on higher tonnage in the fourth quarter which resulted in increased development metres and increased consumable costs, maintenance parts and energy usage ($6 million). The increase in capital expenditures was due to purchases of mechanized mine equipment to further modernize the

GOLDCORP  |  22

operations in the fourth quarter. The decrease in exploration expenditures was attributable to completion of the 2015 drilling program for HG Young in the fourth quarter.
Red Lake gold mines’ proven and probable gold reserves totaled 2.08 million ounces at December 31, 2015, compared to 2.06 million ounces at December 31, 2014 (refer to mineral reserve and resource tables for additional information). Ounces mined through production were replaced as a result of cost improvements and exploration success. During 2015, exploration drilling continued on the HGZ, NXT Zone, R Zone, Footwall Zone, and the PLM Zone where results have contributed to overall reserve replacement.

GOLDCORP  |  23

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2015	Total 2014
Tonnes of ore milled	761,100	1,020,500	1,115,700	1,117,700	4,015,000	4,166,800
Hoyle Pond underground (tonnes)	71,700	76,000	92,100	122,500	362,300	321,500
Hoyle Pond underground (grams/tonne)	16.28	16.22	12.86	11.55	13.80	15.47
Dome underground (tonnes)	122,900	130,800	154,300	145,800	553,800	461,300
Dome underground (grams/tonnes)	2.95	3.35	3.32	4.02	3.43	4.48
Hollinger Open Pit (tonnes)	60,800	188,000	121,800	583,800	954,400	178,500
Hollinger Open Pit (grams/tonnes)	1.36	1.01	1.03	0.89	0.96	1.31
Stockpile (tonnes)	505,700	625,700	747,400	265,500	2,144,300	3,205,500
Stockpile (grams/tonne)	0.80	0.78	0.79	0.74	0.78	0.81
Average mill head grade (grams/tonne)	2.65	2.30	2.16	2.43	2.37	2.45
Average recovery rate	91%	90%	91%	89%	90%	92%
Gold (ounces)
– Produced	56,000	72,400	71,000	74,900	274,300	300,000
– Sold	54,200	73,600	70,800	74,200	272,800	299,400
Average realized gold price (per ounce)	$1,209	$1,193	$1,124	$1,100	$1,153	$1,262
Total cash costs – by-product (per ounce)	$874	$759	$725	$769	$776	$647
All-in sustaining costs (per ounce) (3)	$1,185	$1,103	$1,018	$1,031	$1,078	$906
Mining cost per tonne	$121.48	$108.70	$96.16	$85.85	$101.35	$114.03
Milling cost per tonne	$11.16	$7.93	$7.95	$7.67	$8.47	$8.03
General and administrative cost per tonne milled	$16.60	$12.07	$10.79	$11.23	$12.34	$13.09
Financial Data
Revenues	$66	$88	$79	$82	$315	$379
Depreciation and depletion	$11	$13	$12	$14	$50	$54
Earnings (loss) from operations (1)(4)	$10	$22	$19	$(52)	$(1)	$92
Expenditures on mining interests (2)	$20	$25	$28	$24	$97	$80

(1)
Earnings from operations for the year ended December 31, 2015 were impacted by a decrease in the reclamation and closure cost obligations of $57 million (year ended December 31, 2014 - $39 million) as a result of a revision in estimates due mainly to a reduction in estimated costs of a water treatment plant.

(2)
Expenditures on mining interests includes expenditures incurred at the Borden project which was acquired on March 13, 2015, which is classified as expansionary capital. Capital expenditures at Borden for the year ended December 31, 2015 were $20 million.

(3)
During the fourth quarter of 2015, the Company determined that certain capital expenditures incurred at Porcupine which had previously been included as expansionary capital expenditures should be classified as sustaining capital expenditures for the purpose of calculating all-in sustaining costs. All-in sustaining costs for the first, second and third quarters of 2015 have been restated resulting in an increase to all-in sustaining costs of $10 per ounce, $93 per ounce and $136 per ounce, respectively to those amounts previously reported.

(4)	At December 31, 2015, the Company recognized a $123 million ($100 million, net of tax) impairment expense against the carrying amount of Porcupine, including Borden (see page 6).
Porcupine consists of four mining operations, Hoyle Pond, Dome, Stockpile, and Hollinger, all of which feed the Dome processing facility. The mine has invested capital in the Hoyle Pond operation to build an internal winze (Hoyle Deep) to enable mining at depth in a more productive and cost efficient manner. During 2015, the Hollinger open pit ramped up and commenced twenty-four hour per day production in the fourth quarter.
Gold production for 2015 of 274,300 ounces was 25,700 ounces, or 9%, lower than 2014 due to 4% lower tonnage processed, 3% lower grades related to stope sequencing and 2% lower recovery. The lower mill tonnage related to cold weather conditions in the first quarter of 2015 which impacted the stockpile and mill operations. The Hoyle Pond underground operation experienced an 11% decrease in grades due to the sequence of stopes and the reduced amount of high grade VAZ stopes mined in 2015, partially offset by 13% higher tonnes from productivity improvements in operations, including the implementation of cell mining at Hoyle Pond. The Dome underground operation provided 20% higher tonnage from improved equipment availability at 23% lower grade due to lower grade stopes mined. Hollinger commenced full production in mid-October 2015, providing 954,400 tonnes of ore to the mill compared to 178,500 tonnes in 2014, with 27% lower grades due to higher than planned dilution levels. With the introduction of Hollinger, the Stockpile tonnes processed decreased by 33%.

GOLDCORP  |  24

All-in sustaining costs for 2015 were $1,078 per ounce, an increase of $172 per ounce, or 19%, compared to 2014 due to higher operating costs ($137 per ounce), lower gold production ($89 per ounce) and higher sustaining capital expenditures ($52 per ounce), partially offset by a weaker Canadian dollar ($99 per ounce). The increase in operating costs ($37 million) was primarily related to the Hollinger ramp up costs which include higher contractor costs ($13 million), labour ($7 million), maintenance parts ($6 million), consumables ($5 million) and explosives ($5 million). The increase in sustaining capital expenditures was primarily due to Hoyle Pond expenditures.
Gold production for the fourth quarter of 2015 was 3,900 ounces, or 5%, higher than the third quarter of 2015 due to 13% higher grades, partially offset by 2% lower recoveries. Grades were higher than the prior quarter primarily due to an increased volume of higher grade underground and Hollinger ore feeds displacing lower grade stockpile feed.
All-in sustaining costs for the fourth quarter of 2015 were $13 per ounce, or 1%, higher than the third quarter of 2015 due to higher operating costs ($73 per ounce), partially offset by higher gold production ($46 per ounce) and lower sustaining capital expenditures ($18 per ounce). The increase in operating costs was related to Hollinger operating at full production levels, including higher contractor costs ($3 million) and higher consumable costs ($1 million).
During 2015 the Hoyle Deep project focused on completion of the installation of the remaining shaft steel and apparatus to the bottom of the shaft as well as completing the construction of the conveyor style loading pocket on the 1670 metre level and ore and waste pass dumps on the 1600 metre level. Total project to date expenditures for the Hoyle Deep project at December 31, 2015 totaled $194 million with total project expenditures forecasted to be $196 million. Full commissioning and hand over to the operations team is scheduled for the first quarter of 2016.
The Dome underground was focused on remnant mining of low grade stopes in 2015. In response to current market conditions and operational challenges associated with aging infrastructure, a decision has been made to close the Dome underground mine around mid-2016. Goldcorp is working with the United Steelworkers Union to close the site safely, responsibly and in accordance with the collective agreement. In addition, the administration and infrastructure at Porcupine will be rationalized. With the closure of Dome, mill feed will be sourced from Hollinger open pit, Hoyle Pond underground and low grade stockpiles that are expected to be depleted by the second quarter of 2016. The milling process is comprised of two separate circuits enabling operating flexibility and cost optimization for a range of expected throughput rates.
Porcupine mines contained 2.13 million ounces of proven and probable gold reserves at December 31, 2015 compared to 2.98 million ounces at December 31, 2014 (refer to mineral reserve and resource tables for additional information). The decrease in reserves at Porcupine relates to mining depletion, the planned closure of Dome, and the results of updated life of mine plans for the Pamour and Hollinger pits. Underground exploration in 2015 was focused on expanding current ore zones at Hoyle Pond, including the high grade S veins and UP Zones which resulted in partial reserve replacement at Hoyle.

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(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2015	Total 2014
Tonnes of ore milled	270,500	303,800	320,600	314,300	1,209,200	1,221,200
Average mill head grade (grams/tonne)	6.71	6.56	7.28	7.95	7.15	7.38
Average recovery rate	97%	97%	97%	97%	97%	96%
Gold (ounces)
– Produced	57,200	60,900	71,000	81,200	270,300	278,300
– Sold	56,400	59,900	70,100	83,100	269,500	279,200
Average realized gold price (per ounce)	$1,207	$1,190	$1,130	$1,114	$1,154	$1,265
Total cash costs – by-product (per ounce)	$759	$616	$541	$527	$599	$629
All-in sustaining costs (per ounce)	$956	$761	$697	$699	$766	$811
Mining cost per tonne	$80.04	$64.83	$58.19	$59.55	$65.18	$77.61
Milling cost per tonne	$16.35	$11.92	$12.24	$11.97	$13.01	$15.53
General and administrative cost per tonne milled	$44.68	$37.90	$35.91	$40.03	$39.44	$43.46
Financial Data
Revenues	$68	$71	$80	$92	$311	$354
Depreciation and depletion	$13	$15	$16	$19	$63	$63
Earnings from operations	$13	$19	$27	$33	$92	$111
Expenditures on mining interests	$8	$6	$11	$11	$36	$44
Musselwhite is an underground operation with one processing facility. Musselwhite delivered consistent year over year production combined with declining by-product cash costs and all-in sustaining costs.
Gold production for 2015 of 270,300 ounces was 8,000 ounces, or 3%, lower than 2014 due to 3% lower grades. Mill throughput was comparable to 2014 with a continued focus on increased stope availability and ore control practices to deliver higher quality ore to the mill.
All-in sustaining costs for 2015 were $766 per ounce, a decrease of $45 per ounce, or 6%, compared to 2014 primarily due to a weaker Canadian dollar ($76 per ounce), partially offset by slightly lower gold production ($29 per ounce).
Gold production for the fourth quarter of 2015 was 10,200 ounces, or 14%, higher than the third quarter of 2015 due to 9% higher grades, partially offset by 2% lower mill throughput.
All-in sustaining costs for the fourth quarter of 2015 were consistent with the third quarter of 2015.
Musselwhite mine contained 1.72 million ounces of proven and probable gold reserves at December 31, 2015, compared to 1.66 million ounces at December 31, 2014 (refer to mineral reserve and resource tables for additional information). As a result of successful exploration efforts, Musselwhite grew reserves in the PQ Deeps and Upper Lynx areas. The 2015 exploration program focused on defining the West Limb area, outlining the Upper Lynx zone and expanding the C Block of the PQ Deeps. Six mineralized horizons were established in the West Limb. Exploration in the Upper Lynx zone drilling outlined two mineralized horizons both open to the North for further expansion. Extension drilling on the C Block succeeded in extending the reserve by 200 metres to the North.

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Éléonore mine, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2015	Total 2014
Tonnes of ore milled	265,400	388,100	536,000	517,200	1,706,700	169,800
Average mill head grade (grams/tonne)	4.63	4.77	5.78	7.57	5.91	4.20
Average recovery rate	86%	90%	85%	85%	86%	88%
Gold (ounces)
– Produced	32,500	43,800	86,700	105,100	268,100	18,300
– Sold	33,500	43,300	85,200	102,500	264,500	15,900
Average realized gold price (per ounce)	$1,195	$1,190	$1,122	$1,090	$1,120	$1,191
Total cash costs – by-product (per ounce)	$—	$1,458	$915	$677	$911	$—
All-in sustaining costs (per ounce)	$—	$1,656	$974	$761	$1,007	$—
Mining cost per tonne	$—	$97.66	$71.04	$58.26	$73.58	$—
Milling cost per tonne	$—	$41.78	$39.08	$37.85	$39.37	$—
General and administrative cost per tonne milled	$—	$47.35	$31.58	$32.31	$36.09	$—
Financial Data
Revenues (1)	$—	$52	$95	$112	$259	$—
Depreciation and depletion	$—	$30	$48	$59	$137	$—
Loss from operations (2)	$—	$(39)	$(27)	$(410)	$(476)	$—
Expenditures on mining interests	$65	$29	$20	$28	$142	$—

(1)
During the pre-commissioning production period (prior to March 31, 2015), costs incurred, net of proceeds from sales of $48 million, were offset against capitalized mining costs and are referred to as pre-operating expenditures.

(2)	At December 31, 2015, the Company recognized a $398 million ($250 million, net of tax) impairment expense against the carrying amount of Éléonore (see page 6).
Effective April 1, 2015, Éléonore declared commercial production and proceeds from sales of metals have been recognized as revenues, with expenditures incurred during production recognized as expenses since that date.
Éléonore is an underground operation with one processing facility where ore is currently either trucked to surface or hoisted through the exploration shaft. The production shaft is expected to be operational by the end of 2016, which is expected to drive improvements in efficiencies and costs. 2015 was a ramp-up year for Éléonore, focused on increasing underground mining rates and mill throughput. Éléonore currently has reserves over six horizons and mining moved into four horizons during the second half of 2015, compared to only two horizons in the first half of 2015. Ore production from underground totaled 1.39 million tonnes in 2015 with mining in the fourth quarter achieving an average of 4,650 tonnes per day. The processing plant has achieved an average of 5,700 tonnes per day for the last six months and validated the nameplate capacity of 7,000 tonnes per day by exceeding 7,000 tonnes per day for several days in the fourth quarter. Ramp-up of mine ore production is expected to increase from an average of 3,800 tonnes per day in 2015 to the design plant capacity of 7,000 tonnes per day in the first half of 2018. With depletion of the preproduction stockpile, the mill throughput rate is directly linked to the mine production ramp-up. Mine production is expected to average 4,900 tonnes per day of ore from four production horizons in 2016. Development will continue to support expansion to six mining horizons to enable the ramp-up to a 7,000 tonnes per day mining and milling rate.
Gold production for 2015 totaled 268,100 ounces. Early in 2015, initial production stopes encountered folding and faulting which resulted in higher dilution and therefore lower than expected mined grades. Stope design has been adjusted to address these impacts and the updated reserve model includes the impact of this folding. Additionally, gold recoveries were reduced by reactive sulphide ore in certain production stopes. Metallurgical studies are underway and recoveries are expected to improve in 2016.
Gold production in the fourth quarter of 2015 was 18,400 ounces, or 21%, higher than the third quarter due to a 31% increase in grade as mining moved into higher grade areas, partially offset by a 4% reduction in mill throughput.
All-in sustaining costs for the fourth quarter of 2015 were $213 per ounce, or 22%, lower than the third quarter of 2015 due primarily to higher gold production ($165 per ounce), lower operating costs ($80 per ounce) and a weaker Canadian dollar ($5 per ounce), partially offset by higher sustaining capital expenditures ($36 per ounce). The decrease in operating costs was attributable to the reduction of labour and contractors ($6 million) and energy costs ($2 million).
Éléonore mine contained 5.35 million ounces of proven and probable gold reserves at December 31, 2015 compared to 4.97 million ounces at December 31, 2014 (refer to mineral reserve and resource tables for additional information). The 2015 drilling program was completed with 40,400 metres drilled from the underground ramp, targeting the centre and southern portion of the ore body. The program also completed 1,350 metres in the 494 area (Northern portion) where results continue to improve the confidence level regarding the size and the importance of this

GOLDCORP  |  27

(in United States dollars, tabular amounts in millions, except where noted)

target. The 2015 positive results contributed to the successful conversion of resources to reserves and extended the deposit at depth, which remains open including the core area.
Éléonore completed the pre-feasibility study on mining the crown pillar in the fourth quarter of 2015. The study results did not pass the economic threshold for reserves and as a result this material remains classified as mineral resource at December 31, 2015. Additionally, the results indicate no tangible benefit in accelerating the crown pillar and support its mining as planned at the end of Éléonore's life of mine plan.

GOLDCORP  |  28

Peñasquito mines, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2015	Total 2014
Tonnes of ore mined – sulphide	9,216,100	10,714,100	9,364,800	9,784,400	39,079,400	37,915,500
Tonnes of ore mined – oxide	795,100	952,200	1,225,800	65,300	3,038,400	2,373,000
Tonnes of waste removed	33,056,900	40,080,200	40,196,000	38,590,400	151,923,500	145,175,100
Tonnes of total material moved	43,068,100	51,746,600	50,785,700	48,440,900	194,041,300	185,463,600
Ratio of waste to ore	3.3	3.4	3.8	3.9	3.6	3.6
Average head grade
Gold (grams/tonne)	0.81	1.31	1.08	0.79	1.00	0.65
Silver (grams/tonne)	24.65	28.81	32.72	26.88	28.25	26.78
Lead	0.27%	0.31%	0.34%	0.27%	0.30%	0.25%
Zinc	0.61%	0.70%	0.76%	0.63%	0.68%	0.56%
Sulphide Ore
Tonnes of ore milled	9,531,900	10,065,200	9,419,000	9,854,000	38,870,100	39,913,100
Average recovery rate
Gold	66%	76%	77%	68%	72%	70%
Silver	73%	81%	83%	81%	80%	79%
Lead	67%	72%	74%	72%	71%	74%
Zinc	76%	80%	82%	77%	79%	80%
Concentrates Produced – Payable Metal Produced
Gold (ounces)	148,000	292,700	230,300	161,700	832,700	531,200
Silver (ounces)	4,856,500	6,755,900	7,342,800	6,329,100	25,284,300	24,875,500
Lead (thousands of pounds)	36,700	47,500	49,200	40,500	173,900	152,300
Zinc (thousands of pounds)	82,500	105,500	111,500	89,300	388,800	329,700
Lead Concentrate (DMT)	33,700	43,000	43,600	39,000	159,300	154,200
Zinc Concentrate (DMT)	81,200	100,500	102,800	90,600	375,100	328,000
Oxide Ore
Tonnes of ore processed	795,100	952,200	1,225,800	65,300	3,038,400	3,053,000
Produced
Gold (ounces)	7,600	5,300	6,500	8,200	27,600	36,600
Silver (ounces)	238,900	144,000	129,500	129,800	642,200	931,600
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	155,600	298,000	236,800	169,900	860,300	567,800
Silver (ounces)	5,095,400	6,899,900	7,472,300	6,459,000	25,926,600	25,807,100
Lead (thousands of pounds)	36,700	47,500	49,200	40,500	173,900	152,300
Zinc (thousands of pounds)	82,500	105,500	111,500	89,300	388,800	329,700
Gold Equivalent Ounces (1)	324,500	520,600	474,500	369,000	1,688,600	1,338,200

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(in United States dollars, tabular amounts in millions, except where noted)

	Q1	Q2	Q3	Q4	Total 2015	Total 2014
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	174,900	297,500	225,700	195,000	893,100	561,700
Silver (ounces)	5,965,600	7,025,800	7,301,300	6,794,200	27,086,900	26,631,800
Lead (thousands of pounds)	39,500	48,200	49,100	41,700	178,400	159,300
Zinc (thousands of pounds)	82,600	88,900	118,700	98,000	388,200	336,500
Average realized prices
Gold (per ounce)	$1,218	$1,182	$1,077	$1,092	$1,143	$1,266
Silver (per ounce) (2)	$14.18	$12.72	$11.97	$12.28	$12.73	$15.40
Lead (per pound)	$0.81	$0.86	$0.76	$0.79	$0.80	$0.93
Zinc (per pound)	$0.91	$0.99	$0.75	$0.71	$0.83	$0.99
Total Cash Costs – by-product (per ounce) (3)(5)	$457	$194	$267	$451	$320	$388
Total Cash Costs – co-product (per ounce of gold) (4)(7)	$681	$477	$519	$612	$562	$731
All-in sustaining costs (per ounce) (8)	$702	$416	$467	$687	$544	$813
Mining cost per tonne	$2.34	$2.02	$1.92	$2.11	$2.09	$2.42
Milling cost per tonne	$7.06	$6.69	$6.30	$6.41	$6.61	$6.76
General and administrative cost per tonne milled	$1.93	$2.30	$1.89	$2.96	$2.28	$2.49
Off-site cost per tonne sold (lead) (4)	$681	$665	$629	$690	$662	$744
Off-site cost per tonne sold (zinc) (4)	$366	$357	$326	$323	$338	$358
Financial Data
Revenues (2)	$364	$522	$406	$354	$1,646	$1,432
Depreciation and depletion (7)	$77	$108	$106	$100	$391	$270
Earnings (loss) from operations (2)(9)	$58	$190	$83	$(1,152)	$(821)	$218
Expenditures on mining interests (6)	$28	$36	$51	$69	$184	$326
Finance lease (8)	$—	$—	$248	$—	$248	$—

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2014 – $1,300; $22.00; $3.00; $0.90; and $0.90 respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.07 per ounce (2014 – $4.05 ounce). The remaining 75% of silver ounces are sold at market rates.

(3)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, total cash costs for the year ended December 31, 2015 would be $562 per ounce of gold, $8.00 per ounce of silver, $0.68 per pound of lead and $0.69 per pound of zinc (2014 – $731, $10.87, $0.95, and $0.78, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 3). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.07 per ounce (2014 – $4.05 ounce) with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product total cash costs for the year ended December 31, 2015 would be $590 per ounce of gold, $7.79 per ounce of silver, $0.65 per pound of lead, and $0.65 per pound of zinc (2014 – $752, $10.28, $0.90, and $0.81, respectively).

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

(5)
Includes an $18 million cash reduction of the carrying value of the low-grade stockpile to net realizable value due to a change in long term expected gold and silver prices and a change in recovery assumptions and a $5 million reduction in the carrying value of materials and supplies during the year ended December 31, 2015 (three months ended December 31, 2015 - $9 million and $5 million; three months ended September 30, 2015 - $9 million; year ended December 31, 2014 - $41 million). Excluding the impact of the carrying value reductions, total cash costs - by-product were $300 per ounce, total cash costs - co-product were $495 per ounce, and all-in sustaining costs were $523 per ounce for the year ended December 31, 2015 (three months ended December 31, 2015 - $405 per ounce, $589 per ounce and $639 per ounce, respectively; three months ended September 30, 2015 - $228 per ounce, $499 per ounce and $428 per ounce, respectively; year end December 31, 2014 - $315 per ounce, $700 per ounce and $740 per ounce).

(6)
Expenditures on mining interests includes expenditures incurred at the Company's Camino Rojo gold project. Capital expenditures at Camino Rojo for the year ended December 31, 2015 were $12 million (2014 - $61 million).

(7)
Depreciation and depletion for the year ended December 31, 2015 includes an $8 million reduction of the carrying value of the low-grade stockpile inventory to net realizable value (three months ended December 31, 2015 - $4 million; three months ended September 30, 2015 - $4 million; year ended December 31, 2014 - $14 million).

GOLDCORP  |  30

(8)
In 2011, the Company signed an agreement with a third party for the construction of a power plant to deliver electricity to the Peñasquito mine for a period of twenty years with an option to renew for three additional five year periods. The power plant commenced the supply of power to the Peñasquito mine in July 2015 and the agreement for the future purchase of electricity met the criteria of a finance lease at that date, accordingly Peñasquito recognized a $248 million non-cash capital asset in expenditures on mining interests. During the three months ended December 31, 2015, the Company made lease and interest payments of $1 million and $6 million, respectively, and recorded $5 million of depreciation expense related to the leased asset (three months ended September 30, 2015 - lease and interest payments of $1 and $4 million, respectively, and $4 million of depreciation expense).

(9)	At December 31, 2015, the Company recognized a $1,181 million ($765 million, net of tax) impairment expense against the carrying amount of Peñasquito, including Camino Rojo (see page 6).
Peñasquito is a large open pit operation with a milling facility for the sulphide ore and a leach operation for the incidental oxide ore. 2015 saw record gold production with mining in the higher grade Phase 5C which also experienced positive model reconciliation. Further flexibility was provided to the mine plan with the addition of waste stripping capacity as the Waste Rock Overland Conveyor was ramped up to design rates during the year. The focus of the site remained on reducing costs through higher mining productivity rates.
Gold production in 2015 was 860,300 ounces, which was 292,500 ounces, or 52%, higher than 2014 due primarily to 53% higher ore grades. Higher ore grades resulted from continued mining in the higher grade ore zone and positive model reconciliation in Phase 5C. Additional waste stripping capacity was added in the second quarter of 2015 resulting in a 5% increase in total material moved.
All-in sustaining costs for 2015 were $544 per ounce, a decrease of $269 per ounce, or 33%, compared to 2014. During 2015, the carrying value of the low-grade stockpile was reduced by $13 million to net realizable value due to a reduction in the long term pricing assumption, the deferral of processing of low grade stockpiles to the end of the mine life and to a change in expected gold and silver recoveries as a result of the organic carbon content of the long-term stockpile (2014 - $41 million). Additionally, a $5 million reduction in the carrying value of materials and supplies was recognized. Excluding the impact of the carrying value reductions in both years, all-in sustaining costs were $523 per ounce for 2015, a decrease of $217 per ounce compared to 2014. The 29% decrease in all-in sustaining costs was primarily due to higher gold production ($818 per ounce), a weaker Mexican peso ($89 per ounce) and lower sustaining capital expenditures ($31 per ounce), partially offset by lower by-product pricing ($682 per ounce) and higher operating costs ($34 per ounce). The increase in operating costs resulted primarily from an increase in labour costs ($45 million), partially offset by higher community payments in the prior year ($23 million). The lower sustaining capital expenditures resulted primarily from a reduction in the purchase of mining equipment and capitalized stripping activities as compared to 2014.
Gold production in the fourth quarter of 2015 was 66,900 ounces, or 28%, lower than the third quarter of 2015. Lower production was primarily due to 27% lower gold ore grades and a 12% decrease in recoveries, partially offset by a 5% higher throughput rate. Lower gold ore grades resulted from the transition away from higher ore grade zones in Phase 5C, as expected. Lower metallurgical recoveries were associated with processing lower ore grades, as expected.
All-in sustaining costs for the fourth quarter of 2015 were $220 per ounce, or 47%, higher than the third quarter of 2015. Excluding the impact of the low-grade stockpile carrying value reductions in the third and fourth quarters of 2015, all-in sustaining costs were $211 per ounce, or 49%, higher than the third quarter of 2015 primarily due to lower gold production ($217 per ounce) and higher operating costs ($22 per ounce), partially offset by a weaker Mexican peso ($8 per ounce) and higher by-product credit sales ($24 per ounce).
The provisional pricing impact of realized gold, silver, lead, and zinc prices during the fourth quarter of 2015 was a positive $9 million, which primarily related to gold and silver sales from the third quarter of 2015 that settled in the fourth quarter of 2015.
Construction on the Northern Well Field ("NWF") resumed during the fourth quarter of 2015 following prior suspension of construction due to an illegal blockade by a local community. Completion of the NWF is now expected to be in late 2016. Contingency plans remain in place to ensure that fresh water supply to the mine continues unimpeded until the NWF is fully operational.
Peñasquito’s open pit operations contained 10.17 million ounces of proven and probable gold reserves at December 31, 2015 compared to 10.54 million ounces at December 31, 2014 (refer to mineral reserve and resource tables for additional information), principally due to mining depletion, partially offset by positive remodeling of the block model based on new drill data. In addition, exploration focused on two regional projects, Melchor Ocampo and Santa Rosa.

GOLDCORP  |   31

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2015	Total 2014
Tonnes of ore mined	4,505,900	4,013,200	4,737,200	5,481,800	18,738,100	23,262,100
Tonnes of waste removed	11,487,000	12,707,100	11,299,900	8,368,000	43,862,000	37,360,600
Ratio of waste to ore	2.6	3.2	2.4	1.6	2.4	1.6
Tonnes of ore processed	4,474,500	3,944,900	4,719,600	5,467,700	18,606,700	23,264,300
Average grade processed (grams/tonne)	0.58	0.88	0.82	0.78	0.76	0.67
Average recovery rate (1)	61%	66%	61%	55%	58%	49%
Gold (ounces)
– Produced	60,700	67,500	70,300	74,400	272,900	258,700
– Sold	58,500	66,100	69,000	77,100	270,700	257,500
Average realized gold price (per ounce)	$1,227	$1,195	$1,134	$1,105	$1,160	$1,265
Total cash costs – by-product (per ounce) (2)	$891	$919	$1,275	$2,004	$1,313	$796
All-in sustaining costs (per ounce) (2)	$1,164	$1,071	$1,442	$2,131	$1,488	$993
Open-pit mining cost per tonne	$1.71	$1.58	$1.50	$1.61	$1.60	$1.73
Processing cost per tonne leached	$4.12	$4.88	$4.21	$4.14	$4.30	$2.32
General and administrative cost per tonne leached	$2.66	$3.05	$2.09	$1.93	$2.38	$1.74
Financial Data
Revenues	$72	$79	$79	$85	$315	$326
Depreciation and depletion (3)	$22	$19	$23	$43	$107	$63
(Loss) earnings from operations (2)(4)	$(1)	$—	$(29)	$(862)	$(892)	$57
Expenditures for mining interests	$12	$9	$8	$9	$38	$51

(1)
As of January 1, 2015, average recovery rates are being reported on a 6 month rolling average that better reflects current operations. Recoveries were previously reported on a cumulative basis. The comparative 2014 information has been restated.

(2)
Includes a $131 million cash reduction of the carrying value of the heap leach ore inventory to net realizable value during the year ended December 31, 2015 (three months ended December 31, 2015 - $92 million; three months ended September 30, 2015 - $30 million; three months ended June 30, 2015 - $4 million; three months ended March 31, 2015 - $5 million; year ended December 31, 2014 - $31 million). Excluding the impact of the carrying value reduction, total cash costs (by-product) were $829 per ounce and all-in sustaining costs were $1,003 per ounce (three months ended December 31, 2015 - $811 per ounce and $937 per ounce, respectively; three months ended September 30, 2015 - $866 per ounce and $1,009 per ounce, respectively; three months ended June 30, 2015 - $857 per ounce and $1,051 per ounce, respectively; three months ended March 31, 2015 - $810 per ounce and $1,083 per ounce, respectively; year ended December 31, 2014 - $873 per ounce and $676 per ounce, respectively).

(3)
Depreciation and depletion for the year ended December 31, 2015 includes a $36 million reduction of the carrying value of the heap leach ore inventory to net realizable value (three months ended December 31, 2015 - $25 million; three months ended September 30, 2015 - $9 million; three months ended June 30, 2015 - $1 million; three months ended March 31, 2015 - $1 million; year ended December 31, 2014 - $10 million).

(4)	At December 31, 2015, the Company recognized a $752 million ($565 million, net of tax) impairment expense against the carrying amount of Los Filos (see page 6).
Los Filos is a heap leach operation with production from the Los Filos pit, El Bermejal pit and the Los Filos Underground. During 2015 the site successfully undertook a number of leaching improvement projects, however throughout 2015 Los Filos recognized inventory write downs of $167 million as result of a declining gold price, higher operating costs and heap leach pad recovery assumptions.
Gold production for 2015 of 272,900 ounces was 14,200 ounces, or 5%, higher than 2014, mainly as a result of 18% higher recoveries and 13% higher grade, partially offset by a 20% decrease in ore processed. Ore processed was lower primarily due to an increase in cut-off grades and high stripping activity at the Los Filos pit. Heap leach pad recoveries increased 18% as a result of various leaching improvement projects undertaken during 2015.
All-in sustaining costs for 2015 were $1,488 per ounce, an increase of $495 per ounce, or 50%, compared to 2014. During 2015, the carrying value of the heap leach inventory was reduced by $131 million to net realizable value as a result of a declining gold price, higher operating costs and lower recovery (2014 - $31 million). Excluding the impact of the heap leach ore carrying value reductions in both years, all-in sustaining costs for 2015 were $1,003 per ounce compared to $873 per ounce, an increase of $130 per ounce, or 15%, compared to 2014 primarily due to higher operating costs ($294 per ounce), partially offset by a weaker Mexican peso ($95 per ounce), higher gold production ($48 per ounce) and lower sustaining capital expenditures ($14 per ounce). Higher operating costs were primarily attributable to an increase in reagents consumption ($18 million), maintenance costs ($9 million), fuel costs ($8 million), contractors ($7 million) and employee costs ($6 million). The

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decrease in sustaining capital expenditures was primarily attributable to additional expenditures incurred on the heap leach pad and solution pond contingency capacity ($16 million), mine equipment and major component parts replacement ($5 million) and capitalized exploration ($3 million) in 2014.
Gold production for the fourth quarter of 2015 was 4,100 ounces, or 6%, higher than the third quarter of 2015, as a result of a 16% increase in ore processed, partially offset by a decrease of 10% in recoveries and 5% lower grades. Lower recoveries, as expected, were due to restrictions on available leaching areas resulting from optimization projects conducted on certain areas of the heap leach pad.
All-in sustaining costs for the fourth quarter of 2015 increased by $689 per ounce, or 48%, compared to the third quarter of 2015. Excluding the impact of the heap leach ore carrying value reductions of $30 million and $92 million in the third and fourth quarter of 2015, respectively, all-in sustaining costs were $72 per ounce lower than the third quarter of 2015 primarily due to higher gold sales ($105 per ounce), lower sustaining capital expenditures ($24 per ounce) and a weaker Mexican peso ($7 per ounce), partially offset by higher operating costs ($73 per ounce). The increase in operating costs was primarily attributable to an increase in cyanide consumption ($2 million) and employee costs and contractors ($2 million). The decrease in sustaining capital expenditures was primarily attributable to the completion of the exploration program during the third quarter of 2015.
Los Filos mine contained 1.46 million ounces of proven and probable gold reserves at December 31, 2015 compared to 6.77 million ounces at December 31, 2014 (refer to mineral reserve and resource tables for additional information). Reserves were significantly reduced at Los Filos. Some of the future pushbacks at both Los Filos and Bermejal pits are no longer economic at an $1,100/oz gold price due to higher strip ratio and have been reclassified as mineral resources.  Given the reduction in reserves, the life of mine at Los Filos has been significantly shortened. Further ongoing cost optimization and conversion of inferred resources from planned exploration could improve the economics of these pushbacks and extend mine life.

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(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

Operating Data	Q1	Q2	Q3	Q4	Total 2015	Total 2014
Tonnes of ore milled	346,300	335,300	318,700	309,800	1,310,100	1,933,900
Average mill head grade (grams/tonne)
– Gold	4.24	3.86	4.28	4.12	4.12	3.11
– Silver	172	181	192	198	185	126
Average recovery rate
– Gold	97%	97%	97%	97%	97%	97%
– Silver	94%	96%	95%	95%	95%	93%
Produced (ounces)
– Gold	45,300	40,600	41,800	40,900	168,600	186,500
– Silver	1,729,500	1,887,200	1,837,300	1,883,800	7,337,800	7,295,100
– Gold Equivalent Ounces (1)	74,600	72,500	72,900	72,700	292,700	310,000
Sold (ounces)
– Gold	43,400	42,700	39,000	44,100	169,200	183,800
– Silver	1,700,100	1,884,600	1,716,600	1,992,900	7,294,200	7,207,200
Average realized price (per ounce)
– Gold	$1,216	$1,191	$1,125	$1,110	$1,161	$1,262
– Silver	$16.89	$16.45	$15.15	$14.82	$15.80	$18.71
Total cash costs – by-product (per ounce) (2)(5)	$435	$397	$216	$287	$336	$384
Total cash costs – co-product (per ounce) (2)(5)	$685	$669	$525	$563	$611	$670
All-in sustaining costs (per ounce) (5)	$1,011	$904	$759	$787	$868	$862
Mining cost per tonne	$58.25	$61.72	$62.36	$66.92	$62.18	$73.99
Milling cost per tonne	$29.32	$27.86	$30.64	$25.74	$28.42	$26.20
General and administrative cost per tonne milled	$27.16	$28.06	$28.45	$30.86	$28.58	$20.66
Financial Data
Revenues	$82	$81	$70	$79	$312	$367
Depreciation and depletion (3)(4)(6)	$56	$63	$59	$70	$248	$157
Loss from operations (3)	$(24)	$(31)	$(24)	$(328)	$(407)	$(6)
Expenditures on mining interests	$16	$16	$15	$17	$64	$78

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound zinc; and $0.90 per pound of lead (2014 – $1,300; $22.00; $3.00; $0.90; and $0.90, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the year ended December 31, 2015 would be $611 per ounce of gold and $9.42 per ounce of silver (2014 – $670 and $11.39, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 3). Using actual realized sales prices, the co-product total cash costs for the year ended December 31, 2015 would be $634 per ounce of gold and $8.89 per ounce of silver (2014 – $701 and $10.62, respectively).

(3)
Loss from operations for the year ended December 31, 2015, was impacted by higher depletion expenses resulting from a reduction of probable and proven gold reserves due to an increase in royalties from 5% to 10% in December 2014. On September 17, 2015, the Constitutional Court in Guatemala invalidated the 10% royalty increase; accordingly, the Company recorded an $11 million reversal of royalty expense during the three months ended September 30, 2015. The loss from operations for the three months ended December 31, 2015 was further impacted by a $15 million reduction in the carrying value of inventory primarily arising from the higher depletion expense and declining commodity prices.

(4)
Marlin received a permit for extension of the mining area in January 2016. Exploration will be done in this area to increase reserves and therefore reduce the depletion and depreciation expense, if exploration results are successful.

(5)
Includes a $6 million cash reduction of the carrying value of inventory to net realizable value during the three months ended December 31 2015. Excluding the impact of the carrying value reduction, total cash costs - by-product were $153 per ounce and all-in sustaining costs were $654 per ounce.

(6)	Depreciation and depletion for the three months ended December 31, 2015 includes a $10 million reduction of the carrying value of inventory to net realizable value.

(7)	At December 31, 2015, the Company recognized a $293 million ($220 million, net of tax) impairment expense against the carrying amount of Marlin (see page 6).

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With the depletion of the low grade open pit in 2014, 2015 production was sourced solely from the underground mine resulting in lower tonnes processed but at higher grades. Overall production was slightly lower and costs were fairly consistent year over year.
Gold production for 2015 of 168,600 ounces was 17,900 ounces, or 10%, lower than 2014. Silver production of 7,337,800 ounces was 42,700 ounces, or 1%, higher than 2014. The decrease in gold production was primarily due to 32% lower ore tonnes processed, offset by 32% higher grades. The increase in silver production was primarily due to 47% higher ore grades. The higher gold and silver grades and lower throughput in 2015 were due to depletion of the open pit stockpile at the end of 2014.
All-in sustaining costs for 2015 were $868 per ounce, an increase of $6 per ounce, or 1%, compared to 2014 due to lower gold production ($137 per ounce), lower by-product silver pricing ($53 per ounce) and higher reclamation accretion costs ($41 per ounce), partially offset by lower operating costs ($195 per ounce) and lower sustaining capital expenditures ($30 per ounce). The decrease in operating costs was mainly attributable to a decrease in fuel and power costs ($9 million), lower consumables ($8 million), lower contractor costs ($5 million) and lower maintenance costs ($2 million). The decrease in sustaining capital expenditures resulted from a decrease in equipment purchases in 2015.
Gold production for the fourth quarter of 2015 was 900 ounces, or 2%, lower than the third quarter of 2015. Silver production was 46,500 ounces, or 3%, higher than the third quarter of 2015. The lower gold production was primarily attributable to 4% lower ore grades and lower tonnes milled. Silver production was higher due to 3% higher grades, partially offset by 3% lower tonnes milled.
All-in sustaining costs for the fourth quarter of 2015 were $28 per ounce, or 4%, higher than the third quarter of 2015 due to higher operating costs ($175 per ounce) and higher sustaining capital expenditures ($33 per ounce), partially offset by higher gold sales volume ($163 per ounce), lower reclamation accretion expense ($13 per ounce) and higher by-product silver sales credits ($4 per ounce). The increase in operating costs in the fourth quarter was primarily due to an $11 million reduction in royalty expense recognized as a credit to operating costs in the third quarter following the Constitutional Court in Guatemala's invalidation of the 10% royalty increase approved by Congress in 2014, partially offset by a decrease in power and consumable costs in the fourth quarter.
Marlin mine contained 0.13 million ounces of proven and probable gold reserves at December 31, 2015, compared to 0.31 million ounces at December 31, 2014 (refer to mineral reserve and resource tables for additional information), due primarily to mining depletion. Exploration during the fourth quarter of 2015 continued testing three new vein targets with the Vero area target providing the most significant results. In January 2016, Marlin expanded the license area with a new mining production license. Exploration activity in 2016 will include the new area.

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(in United States dollars, tabular amounts in millions, except where noted)

Cerro Negro mine, Argentina

Operating Data	Q1	Q2	Q3	Q4	Total 2015	Total 2014
Tonnes of ore milled	281,200	304,000	340,100	330,200	1,255,500	375,200
Eureka underground (tonnes)	117,800	112,000	125,600	162,900	518,300	119,400
Eureka underground (grams/tonne)
– Gold	9.69	14.32	10.58	9.19	10.75	11.44
– Silver	230.7	369.2	226.8	173.2	241.6	279.5
Mariana Central underground (tonnes)	26,000	70,200	80,500	150,000	326,700	14,300
Mariana Central underground (grams/tonne)
– Gold	23.63	22.79	30.60	23.54	25.13	20.61
– Silver	151.2	107.5	259.4	169.4	176.8	173.8
Stockpile (tonnes)	137,400	121,800	134,000	17,400	410,600	241,500
Stockpile (grams/tonne)
– Gold	11.04	7.57	4.93	2.15	7.64	15.72
– Silver	198.1	69.6	52.3	22.4	104.9	294.3
Average mill head grade (grams/tonne)
– Gold	11.64	13.57	13.09	15.34	13.47	14.54
– Silver	207.4	188.7	167.2	163.6	180.4	285.0
Average recovery rate
– Gold	92%	95%	95%	94%	94%	91%
– Silver	80%	83%	83%	86%	83%	67%
Produced (ounces)
– Gold	92,600	131,300	135,700	147,800	507,400	152,100
– Silver	1,501,100	1,607,800	1,501,200	1,489,400	6,099,500	2,163,500
– Gold equivalent ounces (3)	118,000	158,500	161,100	173,000	610,600	188,700
Sold (ounces) (1)(2)
– Gold	160,500	130,400	157,600	132,300	580,800	36,900
– Silver	2,400,000	1,805,000	1,740,000	1,450,000	7,395,000	495,100
Average realized price (per ounce)
– Gold	$1,210	$1,198	$1,131	$1,095	$1,160	$1,204
– Silver	$16.69	$16.36	$14.97	$14.37	$15.75	$16.33
Total cash costs – by-product (per ounce) (4)	$603	$608	$610	$577	$600	$—
Total cash costs – co-product (per ounce) (4)	$691	$686	$661	$627	$667	$—
All-in sustaining costs (per ounce)	$704	$792	$731	$872	$769	$—
Mining cost per tonne	$114.63	$124.72	$116.66	$87.50	$108.77	$—
Milling cost per tonne	$45.95	$43.06	$39.72	$43.59	$42.94	$—
General and administrative cost per tonne milled	$100.72	$127.40	$114.12	$110.30	$113.33	$—
Financial Data (1)
Revenues	$234	$186	$204	$166	$790	$—
Depreciation and depletion	$104	$71	$97	$76	$348	$—
(Loss) earnings from operations (5)	$(7)	$7	$(15)	$(8)	$(23)	$—
Expenditures on mining interests	$20	$38	$46	$20	$124	$—

(1)
During the pre-commissioning production period (prior to December 31, 2014), costs incurred, net of proceeds from sales of $53 million, were offset against capitalized mining costs and are referred to as pre-operating expenditures.

(2)	Gold sales during the first quarter of 2015 exceeded production by 67,000 ounces due to 115,200 ounces produced in 2014 which were sold in the first quarter of 2015.

GOLDCORP  |  36

(3)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $22.00 per ounce of silver. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(4)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Cerro Negro for the year ended December 31, 2015 would be $667 per ounce of gold and $10.46 per ounce of silver. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 3). Using actual realized sales prices, the co-product total cash costs for the year ended December 31, 2015 would be $678 per ounce of gold and $9.66 per ounce of silver.

(5)
The loss from operations for the three months ended December 31, 2015 was impacted by a $9 million impairment expense in respect of materials and supplies inventory. The loss from operations for the three months ended September 30, 2015 was impacted by a $4 million reduction to the carrying value of stockpiled inventory and lower revenue resulting from lower realized prices. The loss from operations for the three months ended March 31, 2015 was impacted by mine ramp-up, higher depletion expenses associated with mine plan sequencing and the effects of the continuing inflationary environment in Argentina.

Effective January 1, 2015, Cerro Negro declared commercial production and proceeds from sales of metals have been recognized as revenues, with expenditures incurred during production recognized as expenses since that date.
Cerro Negro currently consists of two mining operations, the Eureka and Mariana Central underground mines, and pre-production stockpiles, all of which feed a single processing facility. During 2015, the focus was on ramping up the mining rates at both underground mines while maintaining a processing rate at or above 3,500 tonnes per day. In addition, the process plant recoveries were optimized and have exceeded feasibility expectations for both gold and silver.
Gold production for 2015 was 507,400 ounces. As expected during the first year of production, the mine experienced steady improvement in the plant and at both mines. Realized gold and silver grades decreased compared to 2014, with the change in grade predominantly driven by the planned stockpile depletion in which higher grade ores were processed first. As the plant approached more stable operating conditions in 2015, gold and silver recoveries increased by 3% and 24%, respectively. Cerro Negro saw a ramp-up in production over the first year of commercial production, with improvements in plant performance and in the availability of stoping areas within the mine.
Gold production for the fourth quarter of 2015 was 12,100 ounces, or 9%, higher than the third quarter of 2015. Silver production for the fourth quarter of 2015 was 11,800 ounces, or 1%, lower than the third quarter of 2015. Total tonnes milled decreased by 3%, resulting in an average of 3,590 tonnes per day processed for the fourth quarter of 2015, a decrease from 3,700 tonnes per day processed during the prior quarter, in part due to limiting tonnes processed in the latter part of December to ensure the planned recoveries of the very high grade ore, as well as a reduction in tonnage from the Stockpile due to depletion of pre-production stockpiles. An increase in tonnage from Eureka and Mariana, replacing depleted lower grade stockpiles, had the net effect of 17% higher gold grades in the fourth quarter as compared to the prior quarter.
All-in sustaining costs for the fourth quarter of 2015 of $872 were $141 per ounce, or 19%, higher than the prior quarter, mainly due to higher sustaining capital expenditures ($168 per ounce), higher operating costs ($54 per ounce) and lower by-product credits ($8 per ounce), partially offset by a weaker Argentine peso ($70 per ounce) and higher production ($19 per ounce). Operating costs increased primarily due to a $9 million impairment in respect of materials and supplies inventory.
On October 2, 2015, the Company announced a work stoppage by miners represented by the Asociación Obrera Minera Argentina, Province of Santa Cruz delegation. Negotiations between the Cerro Negro management team, union representatives and government officials were completed and agreement reached between all parties during the fourth quarter.
On October 25, 2015, a new Argentine government was elected, led by President Mauricio Macri. During the fourth quarter the new government adopted certain measures intended to stabilize the economy, revising policies introduced by the former government in 2011 which imposed controls over currency and taxation. These new measures include the elimination of a 5% export tax on dore and removal of restrictions on imports of goods. Exchange controls were also lifted which resulted in a significant devaluation of the Argentine peso against the US Dollar in December 2015.
The Cerro Negro mine contained 4.66 million ounces of proven and probable gold reserves at December 31, 2015, compared to 5.26 million ounces at December 31, 2014 (refer to mineral reserve and resource tables for additional information), due to mining depletion, stope optimization including adjustment for dilution, partially offset by positive results from the 2015 exploration program. Cerro Negro resources grew from 1.0 million ounces to 1.8 million ounces at December 31, 2015. The 2015 program was successful in expanding reserves and resources at the Marianas Complex, particularly at the newly discovered Emilia vein.

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(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)
(tabular amounts below represent Goldcorp's proportionate 37.5% share)

Operating Data	Q1	Q2	Q3	Q4	Total 2015	Total 2014
Tonnes of ore mined	3,616,200	3,857,300	3,636,700	3,116,700	14,226,900	6,348,800
Tonnes of waste removed	3,232,000	5,246,300	5,077,700	3,563,400	17,119,400	15,910,200
Ratio of waste to ore	0.9	1.4	1.4	1.1	1.2	2.5
Tonnes of ore milled	3,220,500	3,081,700	2,933,100	3,165,300	12,400,600	13,307,000
Average mill head grade
– Gold (grams/tonne)	0.24	0.24	0.25	0.35	0.27	0.39
– Copper	0.19%	0.19%	0.24%	0.36%	0.24%	0.36%
Average recovery rate
– Gold	65%	64%	69%	72%	67%	70%
– Copper	69%	65%	79%	86%	74%	80%
Produced
– Gold (ounces)	16,100	15,500	16,300	25,800	73,700	120,100
– Copper (thousands of pounds)	9,200	8,300	12,300	21,300	51,100	84,800
– Gold Equivalent Ounces (1)	37,400	34,700	44,600	74,800	191,500	315,800
Sold
– Gold (ounces)	20,000	5,600	22,300	24,700	72,600	113,300
– Copper (thousands of pounds)	15,000	4,400	14,700	16,900	51,000	83,900
Average realized price
– Gold (per ounce)	$1,226	$1,200	$1,108	$1,073	$1,135	$1,248
– Copper (per pound)	$2.45	$2.67	$2.29	$2.07	$2.30	$3.05
Total cash costs – by-product (per ounce) (2)(5)	$751	$3,191	$1,504	$1,028	$1,264	$145
Total cash costs – co-product (per ounce) (2)(5)	$814	$1,645	$1,047	$813	$954	$781
All-in sustaining costs (per gold ounce) (5)	$971	$4,900	$1,925	$1,274	$1,670	$609
Mining cost per tonne	$3.23	$2.63	$2.87	$3.44	$3.00	$3.73
Milling cost per tonne	$5.62	$6.41	$6.81	$5.83	$6.15	$6.15
General and administrative cost per tonne milled	$1.44	$1.46	$1.53	$1.31	$1.43	$1.37
Financial Data (3)
Revenues	$57	$18	$55	$58	$188	$386
Depreciation and depletion (4)	$9	$5	$8	$7	$29	$39
(Loss) earnings from operations (5)(6)	$—	$(16)	$(16)	$(114)	$(146)	$85
Expenditures on mining interests	$1	$7	$7	$3	$18	$50

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $3.00 per pound of copper (2014 – $1,300 and $3.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the year ended December 31, 2015 would be $954 per ounce of gold and $2.69 per pound of copper (2014 – $781 and $2.23, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 3). Using actual realized sales prices, the co-product total cash costs for the year ended December 31, 2015 would be $1,100 per ounce of gold and $2.53 per pound for copper (2014 – $800 and $2.24, respectively).

(3)
The Company’s 37.5% interest in Alumbrera is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Loss and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Alumbrera on a proportionate rather than equity basis. For the year ended December 31, 2015, the Company's equity loss from Alumbrera was $(62) million (year ended December 31, 2014 – equity earnings of $30 million).

(4)	Depreciation and depletion for the three months ended December 31, 2015 includes a $2 million reduction of the carrying value of inventory to net realizable value.

GOLDCORP  |  38

(5)
Includes a $7 million cash reduction of the carrying value of inventory to net realizable value during the three months ended December 31, 2015. Excluding the impact of the carrying value reduction, total cash costs - by-product were $734 per ounce and all-in sustaining costs were $980 per ounce.

(6)
At December 31, 2015, the Company recognized a $107 million impairment expense in respect of its investment in Alumbrera. Included in the $107 million impairment expense for Alumbrera is $75 million of provision recognized in respect of the Company's obligation to fund its 37.5% share of Alumbrera's reclamation costs and debt repayments as a result of the Company's assessment that Alumbrera's recoverable value was nil (see page 6). The $75 million provision was recorded as a non-current provision on the Consolidated Balance Sheet.

Alumbrera is an open pit operation with a central milling facility. The current year production was lower than prior year due to various factors including higher gypsum presence, lower grindability of ore, and high stripping activity associated with a new pit, Bajo el Durazno.
Goldcorp’s share of Alumbrera’s gold and copper production for 2015 of 73,700 ounces and 51.1 million pounds was 46,400 ounces, or 39%, lower and 33.7 million pounds, or 40%, lower, respectively, than 2014. Gold and copper production decreased due to lower tonnage, grades and recoveries. As a result of falling commodity prices and the high cost environment in Argentina, Alumbrera revised the mine plan during 2015, eliminating the planned stripping of phases 13 and 14 in the Alumbrera pit in the fourth quarter of 2015. This allowed the operation to focus on the higher grade ore mined in phase 11 and the Bajo el Duazno open pit. Completion of mining in the Bajo el Duazno pit is anticipated by the end of 2016, with the mine entering care and maintenance in 2017.
All-in sustaining costs for 2015 were $1,670 per ounce, an increase of $1,061 per ounce compared to 2014 due to lower production ($1,679 per ounce) and lower by-product copper sales credits ($710 per ounce), partially offset by lower operating costs ($779 per ounce), lower sustaining capital expenditures ($255 per ounce), a weaker Argentine Peso ($231 per ounce) and lower reclamation accretion expense ($63 per ounce). The decrease in operating costs was primarily attributable to decreases in royalties ($38 million), production taxes ($19 million) and transportation costs ($8 million), partially offset by a $9 million reduction in the carrying value of inventory as a result of lower commodity prices. The decrease in sustaining capital expenditures was primarily due to a decrease in capitalized stripping activity in 2015 ($13 million).
Goldcorp’s share of Alumbrera’s gold and copper production in the fourth quarter of 2015 was 9,500 ounces, or 58%, and 9 million pounds, or 73%, respectively, higher than the third quarter of 2015 due to the revised mine plan implemented in the fourth quarter of 2015.
All-in sustaining costs for the fourth quarter of 2015 was $651 per ounce, or 34%, lower than the third quarter of 2015 primarily due to lower operating costs ($448 per ounce), higher gold production ($346 per ounce), a weaker Argentine Peso ($131 per ounce) and lower sustaining capital expenditures ($123 per ounce), partially offset by lower by-product copper sales credits ($113 per ounce). The decrease in operating costs was primarily attributable to stoppage of mining activity in phases 13 and 14.
The negative provisional pricing impact of lower realized copper prices during the fourth quarter of 2015 was $3 million.
On October 25, 2015, a new Argentine government was elected, led by President Mauricio Macri. During the fourth quarter the new government adopted certain measures intended to stabilize the economy, revising policies introduced by the former government in 2011 which imposed controls over currency and taxation. These new measures include the removal of restrictions on imports of goods. Exchange controls were also lifted which resulted in a significant devaluation of the Argentine peso against the US Dollar in December 2015.
Goldcorp's share of Alumbrera mine's proven and probable gold reserves at December 31, 2015 was 0.12 million ounces, compared to 0.55 million ounces at December 31, 2014 (refer to mineral reserve and resource tables for additional information), due primarily to mining depletion and mine plan re-design given the fact that some of the future pushbacks are uneconomic at current metal prices. No exploration is currently carried out at Alumbrera.

GOLDCORP  |  39

(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo mine, Dominican Republic (Goldcorp’s interest – 40%)
(tabular amounts below represent Goldcorp's proportionate 40% share)

Operating Data	Q1	Q2	Q3	Q4	Total 2015	Total 2014
Tonnes of ore mined	705,200	1,251,900	2,559,600	2,851,000	7,367,700	7,105,700
Tonnes of waste removed	2,323,800	2,602,100	1,539,400	1,324,100	7,789,400	6,930,700
Ratio of waste to ore	3.3	2.1	0.6	0.5	1.1	1.0
Tonnes of ore processed	744,300	694,400	781,800	546,300	2,776,800	2,684,900
Average grade (grams/tonne)
– Gold	4.30	4.54	5.23	5.93	4.94	5.53
– Silver	31.5	39.3	36.5	27.1	34.0	31.7
Average recovery rate
– Gold	87%	86%	88%	86%	87%	93%
– Silver	26%	4%	54%	55%	34%	57%
Produced
– Gold (ounces)	90,000	87,200	115,000	89,500	381,700	443,400
– Silver (ounces)	193,900	38,100	502,700	263,500	998,200	1,541,800
– Copper (thousands of pounds)	—	400	—	—	400	—
– Gold Equivalent Ounces (1)	93,300	87,900	123,500	94,800	399,500	469,500
Sold
– Gold (ounces)	137,000	92,300	127,400	93,600	450,300	430,400
– Silver (ounces)	477,100	73,400	278,700	349,400	1,178,600	1,508,700
– Copper (thousands of pounds)	—	200	—	—	200	—
Average realized price
– Gold (per ounce)	$1,229	$1,188	$1,118	$1,099	$1,162	$1,268
– Silver (per ounce)	$16.77	$16.38	$14.76	$15.14	$15.79	$19.26
– Copper (per pound)	$—	$2.62	$—	$—	$2.62	$—
Total cash costs – by-product (per ounce) (2)(4)	$465	$549	$481	$502	$495	$462
Total cash costs – co-product (per ounce) (2)(4)	$498	$558	$497	$529	$516	$500
All-in sustaining costs (per gold ounce) (4)	$573	$688	$585	$608	$607	$608
Mining cost per tonne	$2.56	$2.70	$2.64	$2.83	$2.69	$2.90
Milling cost per tonne	$51.56	$50.25	$43.00	$60.76	$50.63	$58.32
General and administrative cost per tonne milled	$10.20	$10.64	$11.22	$15.36	$11.62	$11.72
Financial Data (3)
Revenues	$177	$111	$146	$108	$542	$575
Depreciation and depletion	$36	$27	$35	$22	$120	$106
Earnings (loss) from operations (4)(5)	$69	$32	$46	$(576)	$(429)	$242
Expenditures on mining interests	$14	$10	$9	$8	$41	$54

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $22.00 per ounce of silver and $3.00 per pound of copper (2014 – $1,300; $22.00 and $3.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver were treated as a co-product, total cash costs for the year ended December 31, 2015 would be $516 per ounce of gold and $7.74 per ounce of silver (2014 – $500 and $8.30, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 3). Using actual realized sales prices, the co-product total cash costs for the year ended December 31, 2015 would be $518 per ounce of gold and $7.03 per ounce of silver (2014 – $503 and $7.60, respectively).

(3)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Loss and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis. For the year ended December 31, 2015, the Company's equity earnings from Pueblo Viejo were $47 million (year ended December 31, 2014 – equity earnings of $91 million).

GOLDCORP  |  40

(4)
Includes a $7 million impairment expense in respect of obsolete supplies during the three months ended September 30, 2015. Excluding the impact of the carrying value reduction, total cash costs - by-product were $432 per ounce and all-in sustaining costs were $536 per ounce for the three months ended September 30, 2015.

(5)	At December 31, 2015, the Company recognized a $610 million impairment expense against the carrying amount of Pueblo Viejo (see page 6).
Goldcorp's share of Pueblo Viejo's gold and silver production for 2015 of 381,700 ounces and 998,200 ounces was 61,700 ounces, or 14%, and 543,600 ounces, or 35%, respectively, lower than 2014. Gold production was lower due to 11% lower head grades and 6% lower recoveries, partially offset by 3% higher tonnes processed. The decrease in silver production was primarily attributable to 40% lower recoveries, partially offset by 7% higher head grades and higher tonnes processed. Gold head grades were lower due to depletion of the high grade stockpile and processing of the lower grade sulphur stockpile. The lower gold recoveries resulted from high presence of organic carbon causing preg-robbing characteristics of the ore processed. Lower silver recoveries result from shutdown of the silver circuit for required repairs during the second   quarter.
All-in sustaining costs for 2015 were $607 per ounce, comparable to 2014, primarily due to higher gold sales volume ($30 per ounce) and lower sustaining capital expenditures ($29 per ounce) offset by higher operating costs ($31 per ounce) and lower by-product silver sales credits ($25 per ounce). The increase in operating costs was primarily attributable to higher contractor costs ($15 million) and maintenance ($13 million) as a result of drilling activities and the autoclave and plant work performed during 2015, partially offset by lower energy and fuel costs due to decreased consumption and lower prices.
Goldcorp's share of Pueblo Viejo's gold and silver production for the fourth quarter of 2015 was 25,500 ounces, or 22%, and 239,100 ounces, or 48%, respectively, lower than the third quarter of 2015. Gold and silver production were lower primarily due to 30% lower tonnes processed. Silver production was also impacted by 26% lower grades. The lower tonnage resulted from plant down time due to a mechanical failure of oxygen plant air compressor electric motors in late November. The plant was returned to full capacity in early January. Temporary compressors continue to be utilized while repairs to the electric motors are completed and a spare motor is at site. Maintenance activities that were previously scheduled for January were completed in the fourth quarter to optimize the processing downtime.
All-in sustaining costs for the fourth quarter of 2015 were $23 per ounce, or 4%, higher than the third quarter of 2015 due to lower gold production volume ($223 per ounce), partially offset by lower operating costs ($141 per ounce), higher by-product silver sales credits ($24 per ounce), lower sustaining capital expenditures ($22 per ounce), and lower reclamation accretion expense ($12 per ounce). The decrease in operating costs was primarily attributable to a provision for obsolete supplies recognized in the third quarter of 2015 ($8 million), and lower power ($3 million) and consumables ($2 million) in the fourth quarter resulting from the decrease in tonnes processed following the motor failure in the oxygen plant.
Goldcorp's share of proven and probable gold reserves at Pueblo Viejo mine at December 31, 2015 were 5.97 million ounces, compared to 6.21 million ounces at December 31, 2014 (refer to mineral reserve and resource tables for additional information).

GOLDCORP  |  41

(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW
Peñasquito Metallurgical Enhancement Project, Mexico
The Pyrite Leach Plant ("PLP") envisages leaching a pyrite concentrate from the zinc flotation circuit tails to recover gold and silver that would otherwise report to the tailings facility at our 100%-owned Peñasquito mine in Mexico. The PLP was initially considered part of a larger Metallurgical Enhancement Project ("MEP") Feasibility Study, which commenced in the first quarter of 2015. During the fourth quarter of 2015 the Company completed the MEP Feasibility Study and determined that the Concentrate Enrichment Process (CEP) component of the MEP no longer met the Company’s required rates of return due to improved fundamentals in the concentrate smelting market. An investment decision on PLP is expected by mid-2016, which, if approved, is expected to be in production by the end of 2018.

Musselwhite Materials Handling Project ("MHP"), Canada
The MHP has the potential to expand and extend the underground mine life at our 100%-owned Musselwhite mine in Ontario, increase annual production, extend the mine life, decrease operating costs and improve safety by shortening the underground haul distance through installing an internal winze (hoist). A feasibility study is currently expected to be completed by the mid-2016, which if approved, is anticipated to be in operation by the end of 2018.

Borden Project, Canada
100%-owned Borden, which was acquired through the acquisition of Probe Mines on March 13, 2015, is located near Chapleau in Ontario, approximately 160 kilometres west of our Porcupine mine, and comprises 786 square kilometres of claims. In a significant milestone, Borden declared a maiden reserve at December 31, 2015 with probable reserves of 0.86 million ounces, measured and indicated resources of 0.49 million ounces, and inferred resources of 0.37 million ounces (refer to mineral reserve and resource tables for additional information). Exploration in 2015 focused initially on in-fill drilling to convert resources to reserves and then transitioned to step-out drilling later in the year to begin testing for plunge extensions and parallel structures.
Capital expenditures for the three months ended December 31, 2015 were $9 million (ten months ended December 31, 2015 - $20 million). Total project expenditures have been included as expansionary capital in expenditures on mining interests in Porcupine.
Borden is currently in the pre-feasibility study phase. An advance exploration permit is expected by late 2016 which would allow for the construction of a ramp into the deposit and the extraction of a 30,000 tonne bulk sample. The Company expects to complete the pre-feasibility study during the first quarter of 2017.

HG Young, Canada
HG Young ("HGY") is a high grade exploration discovery in close proximity to our 100%-owned Red Lake operation. An extensive diamond drill program took place in 2015, resulting in an inferred resource of 0.6 million ounces at December 31, 2015 (refer to mineral reserve and resource tables for additional information).
HGY is currently in the concept study phase, which is expected to be completed in the fourth quarter of 2016. Assuming a positive business case from the Concept Study, the Company expects to commence a pre-feasibility study in the first half of 2017.

Cochenour Project, Canada
100%-owned Cochenour combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery in the Red Lake camp. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and, in the future, is expected to provide an additional source of ore feed for our Red Lake complex.
Exploration drilling remained a focus for 2015, with a total of 163,670 metres drilled (fourth quarter of 2015 - 38,140 metres). Definition drilling and drift mapping at the Haulage Drift level better defined mineralization style and projections. Drilling in the core area of the deposit (3990 foot level) increased data density and improved understanding of projections of mineralization. This new data was used to update the deposit model which resulted in a decrease in inferred resources to 2.19 million ounces (refer to mineral reserve and resource tables for additional information), reflecting the re-interpretation of the geology for the complexities and orientation changes noted above, as well as application of a higher cut-off grade to account for more selective mining methods. As a result, Cochenour is now reentering the advanced exploration phase with a new program of drilling, sampling and test mining expected to be designed by the middle of 2016.
At December 31, 2015, total project expenditures since acquisition, excluding investment tax credits, are $588 million, $586 million of which is spent and $2 million of which is committed. These expenditures represent exploration, construction of surface infrastructure and development of the haulage drift and development decline. Capital expenditures excluding investment tax credits, during the three months ended December

GOLDCORP  |   42

31, 2015 amounted to $12 million (year ended December 31, 2015 - $69 million (2014 - $104 million)). Total project expenditures have been included as expansionary capital in expenditures on mining interests in Red Lake.

Project Corridor, Chile (Goldcorp’s interest – 50%)
50%-owned Corridor comprises the El Morro gold/copper deposit and the Relincho copper/molybdenum deposit and is one of the largest undeveloped copper-gold-molybdenum projects in the Americas. Based on the December 31, 2014 mineral reserve figures reported by Goldcorp in respect of El Morro and Teck in respect of Relincho, the proven and probable reserves of Corridor contain approximately 8.9 million ounces of gold, 16.6 billion pounds of copper, and 464 million pounds of molybdenum (refer to mineral reserve and resource tables for additional information). Further work on Corridor, including updating reserves estimates in the future, may lead to revised mineral reserve estimates that could be higher or lower than the combined figure presented.
Based on the results of a Preliminary Economic Assessment completed in the third quarter of 2015, Corridor contemplates a conveyor to transport ore from the El Morro site to a concentrator at the Relincho site. The integrated project allows for the optimization of both resources, resulting in a longer mine life of at least 32 years, based on existing proven and probable reserves, with the scope for further extensions given the significant exploration potential across the combined property. This approach has the potential to generate a number of key benefits over two standalone projects including a reduced environmental footprint, sustainable benefits to the community (through employment, local business opportunities and robust community investment), lower operating costs, improved capital efficiency, an optimized mine plan, and a longer mine life. Corridor has commenced engagement with communities and other stakeholders to help guide the project's development.
Goldcorp's share of capital expenditures from formation of the joint venture on November 24, 2015 to December 31, 2015 were $2 million. Capital expenditures, excluding capitalized interest, for El Morro from January 1, 2015 to November 24, 2015 were $8 million (year ended December 31, 2014 - $18 million). Total project expenditures, excluding capitalized interest, since acquisition to November 24, 2015 were $258 million.
The Company expects the completion of initial engineering trade-off studies during the second quarter of 2016, after which a geotechnical and exploration drill program is expected to commence. The Environmental Impact Assessment baseline studies are expected to commence in the second quarter of 2016 and the pre-feasibility study planned to begin in the third quarter of 2016.

Camino Rojo Project, Mexico
The 100%-owned Camino Rojo project is located approximately 50 kilometres southeast of our Peñasquito mine and includes a 3,389 square kilometre land position. At December 31, 2015, gold mineral reserves consisted of 1.62 million ounces of oxide material, indicated gold mineral resources consisted of 7.53 million ounces of sulphide material and inferred gold mineral resources consists of 0.47 million ounces of transitional sulphide material (refer to mineral reserve and resource tables for additional information).
The ongoing Pre-Feasibility Study is focused on evaluating Camino Rojo as a supplemental sulfide ore source to Peñasquito, in addition to a small, stand-alone oxide heap leach plant. Updating of the geologic model continued during the fourth quarter of 2015 and metallurgical testing of sulphide, transition, and oxide zones is ongoing. A geotechnical drilling program was completed in the fourth quarter of 2015 and the data is currently being analyzed to determine ultimate pit wall slopes.
At December 31, 2015, total project expenditures were $143 million. Capital expenditures, excluding capitalized interest, during the three months ended December 31, 2015 were $3 million (year ended December 31, 2015 - $12 million (2014 - $61 million)).Total project expenditures have been included as expansionary capital in expenditures on mining interests in Peñasquito.
The Company currently expects to complete a pre-feasibility study by the fourth quarter of 2016.

GOLDCORP  |  43

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Alumbrera, Pueblo Viejo, and Project Corridor subsequent to the formation of the joint venture on November 24, 2015. As Project Corridor is a development stage project, the inclusion of Project Corridor in the Company's non-GAAP performance measures impact on the Company's free cash flow metric only at this time. The Company believes that disclosing certain performance measures on an attributable basis provides useful information about the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

TOTAL CASH COSTS -BY-PRODUCT PER GOLD OUNCE
Total cash costs - by-product incorporate Goldcorp’s share of all production costs, including reductions to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs - by product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs - by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.
The Company also reports total cash costs - co-product as a secondary metric to provide further information to the Company's stakeholders. Total cash costs - co-product, per gold ounce, are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 3), as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods.

GOLDCORP  |   44

The following tables provide a reconciliation of total cash costs - by-product per ounce to the consolidated financial statements:

Year ended December 31	2015	2014
Continuing operations
Production costs per consolidated financial statements (1)(2)	2,580	$2,079
Non-cash reclamation and closure cost obligations	39	(72)
Treatment and refining charges on concentrate sales	187	179
Realized losses on foreign currency and commodity contracts	83	9
Other	—	(2)
Consolidated total cash costs	2,889	2,193
Alumbrera and Pueblo Viejo total cash costs	456	515
Goldcorp’s share of total cash costs	3,345	2,708
Goldcorp's share of by-product silver, lead, zinc and copper sales	(1,188)	(1,338)
Goldcorp’s share of total cash costs - by-product	$2,157	$1,370
Divided by ounces of Goldcorp’s share of gold sold	3,575,900	2,580,800
Goldcorp’s share of total cash costs - by-product per gold ounce (3)	$603	$531
Including discontinued operations
Goldcorp's share of total cash costs - by-product from continuing operations	$2,157	$1,370
Total cash costs – Wharf	15	54
Total cash costs – Marigold	—	24
Goldcorp's share of total cash costs - by-product including discontinued operations	$2,172	$1,448
Divided by ounces of Goldcorp's share of gold sold	3,591,200	2,672,800
Goldcorp’s share of total cash costs - by-product per gold ounce (3)	$605	$542

Three months ended	December 31 2015	September 30 2015	December 31 2014
Continuing operations
Production costs per consolidated financial statements (1)(2)	$662	$658	$582
Non-cash reclamation and closure cost obligations	59	1	(56)
Treatment and refining charges on concentrate sales	46	51	40
Realized losses on foreign currency and commodity contracts	28	25	8
Other	1	—	1
Consolidated total cash costs	796	735	575
Alumbrera and Pueblo Viejo total cash costs	114	134	103
Goldcorp’s share of total cash costs	910	869	678
Goldcorp's share of by-product silver, lead, zinc and copper sales	(279)	(306)	(282)
Goldcorp’s share of total cash costs - by-product	$631	$563	$396
Divided by ounces of Goldcorp’s share of gold sold	918,100	942,600	681,100
Goldcorp’s share of total cash costs - by-product per gold ounce (3)	$687	$597	$582
Including discontinued operations
Goldcorp's share of total cash costs - by-product from continuing operations	$631	$563	$396
Total cash costs – Wharf	—	—	21
Goldcorp's share of total cash costs - by-product including discontinued operations	$631	$563	$417
Divided by ounces of Goldcorp's share of gold sold	918,100	942,600	707,900
Goldcorp’s share of total cash costs - by-product per gold ounce (3)	$687	$597	$589

GOLDCORP  |  45

(in United States dollars, tabular amounts in millions, except where noted)

(1)
$23 million and $93 million in royalties are included in production costs for the three months and year ended December 31, 2015, respectively (three months ended September 30, 2015 – $17 million; three months ended December 31, 2014 – $13 million; year ended December 31, 2014 – $60 million).

(2)
Included in production costs per the consolidated financial statements for the three months and year ended December 31, 2015 were write downs of inventory costs of $82 million and $144 million, respectively, related primarily to Los Filos heap leach ore (three months ended September 30, 2015 - $43 million; three months ended December 31, 2014 - $31 million; year ended December 31, 2014 - $72 million).

(3)
If silver, lead, zinc and copper for Peñasquito, silver for Marlin, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total cash costs - co-product from continuing operations for the year ended December 31, 2015, would be $684 per ounce of gold, $8.67 per ounce of silver, $2.66 per pound of copper, $0.69 per pound of zinc, and $0.68 per pound of lead (2014 – $661 per ounce of gold, $10.88 per ounce of silver, $2.23 per pound of copper, $0.78 per pound of zinc, and $0.95 per pound of lead). Goldcorp's share of total cash costs - co-product, including discontinued operations, for the year ended December 31, 2015, would be $685 per ounce of gold, $8.67 per ounce of silver, $2.66 per pound of copper, $0.69 per pound of zinc, and $0.68 per pound of lead (2014 – $668 per ounce of gold, $10.88 per ounce of silver, $2.23 per pound of copper, $0.78 per pound of zinc, and $0.95 per pound of lead).

NON-GAAP MEASURE – ALL-IN SUSTAINING COSTS PER GOLD OUNCE
All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.
The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
The Company reports all-in sustaining costs on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
The following tables provide a reconciliation of all-in sustaining costs per ounce to the consolidated financial statements:

Year ended December 31	2015	2014
Continuing operations
Total cash costs - by-product	$2,157	$1,370
Corporate administration	207	247
Exploration and evaluation costs	51	41
Reclamation cost accretion and amortization	72	60
Sustaining capital expenditures	705	731
All-in sustaining costs	3,192	2,449
Divided by ounces of Goldcorp's share of gold sold	3,575,900	2,580,800
All-in sustaining costs per gold ounce	$893	$949
Including discontinued operations
All-in sustaining costs from continuing operations	$3,192	$2,449
All-in sustaining costs – Wharf	17	61
All-in sustaining costs – Marigold	—	26
All-in sustaining costs – including discontinued operations	3,209	2,536
Divided by ounces of Goldcorp's share of gold sold	3,591,200	2,672,800
All-in sustaining costs per gold ounce – including discontinued operations	$894	$949

GOLDCORP  |  46

Three months ended	December 31 2015	September 30 2015	December 31 2014
Continuing operations
Total cash costs - by-product	$631	$563	$396
Corporate administration	48	51	59
Exploration and evaluation costs	12	11	12
Reclamation cost accretion and amortization	17	20	13
Sustaining capital expenditures	189	164	230
All-in sustaining costs	$897	$809	$710
Divided by ounces of Goldcorp's share of gold sold	918,100	942,600	681,100
All-in sustaining costs per gold ounce	$977	$858	$1,043
Including discontinued operations
All-in sustaining costs from continuing operations	$897	$809	$710
All-in sustaining costs – Wharf	—	—	23
All-in sustaining costs – including discontinued operations	897	809	733
Divided by ounces of Goldcorp's share of gold sold	918,100	942,600	707,900
All-in sustaining costs per gold ounce – including discontinued operations	$977	$858	$1,035
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. This definition includes, but is not limited to, capitalized stripping costs at open pit mines and underground mine development. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

Year ended December 31	2015	2014
Expenditures on mining interests and deposits per consolidated financial statements	$1,178	$2,021
Payment of finance lease obligations per consolidated financial statements	2	—
Expenditures on mining interests by Alumbrera, Pueblo Viejo and Project Corridor (1)	58	105
Goldcorp’s share of expenditures on mining interests and deposits	$1,238	$2,126
Sustaining capital expenditures	$705	$731
Expansionary capital expenditures	533	1,395
	$1,238	$2,126

Three months ended	December 31 2015	September 30 2015	December 31 2014
Expenditures on mining interests and deposits per consolidated financial statements	$240	$232	$507
Payment of finance lease obligations per consolidated financial statements	2	—	—
Expenditures on mining interests by Alumbrera, Pueblo Viejo and Project Corridor (1)	10	16	26
Goldcorp’s share of expenditures on mining interests and deposits	$252	$248	$533
Sustaining capital expenditures	$189	$154	$230
Expansionary capital expenditures	63	94	303
	$252	$248	$533

(1)
Expenditures on mining interests by Alumbrera, Pueblo Viejo and Project Corridor represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the consolidated financial statements.

All-in costs per ounce, including discontinued operations, for the three months and year ended December 31, 2015 were $983 per ounce and $1,038 per ounce, respectively (year ended December 31, 2014 – $1,499; three months ended September 30, 2015 – $949; three months ended December 31, 2014 - $1,544) and comprises those costs included in all-in sustaining costs per ounce, including discontinued operations, expansionary capital expenditures, and reclamation accretion and revisions to reclamation closure obligations at the Company's closed and inactive sites.

GOLDCORP  |  47

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET (LOSS) EARNINGS
Adjusted net (loss) earnings excludes mining interest acquisition costs, gains/losses on disposition of mining interests (net of transaction costs), gains/losses on dilution of ownership interests, impairment charges, revisions in estimates and liabilities incurred on reclamation and closure cost obligations, unrealized and non-cash realized gains/losses on derivatives and available-for-sale investments, gains/losses on foreign exchange impacts on deferred income tax assets and liabilities, and foreign exchange arising on working capital at certain of the Company's capital projects, as well as significant non-cash, non-recurring items. The Company also excluded the net earnings (losses) from the Company’s equity investments in Primero and Tahoe, prior to disposition.
The Company adjusts for these items described in the above paragraph from net loss to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations of the Company and its ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. The Company’s adjusted net (loss) earnings does include the Company’s equity share of net (losses) earnings from Alumbrera and Pueblo Viejo as the Company considers these operations to comprise part of the Company’s core mining portfolio and to be significant contributors to the Company’s financial results.
The following table provides a reconciliation of adjusted net (loss) earnings to the consolidated financial statements:

Year ended December 31	2015	2014
Continuing operations
Net loss from continuing operations attributable to shareholders of Goldcorp Inc.	$(4,204)	$(2,170)
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations at the Company's inactive and closed sites, net of tax	(28)	50
Share of net losses (earnings) of associates, net of tax	12	(26)
Impairment of mining interests, net of tax	3,896	2,313
(Gains) losses on derivatives, net of tax	(20)	26
Gain on dilution of ownership interest in an associate, net of tax	(95)	—
Gain on disposition of mining interests, net of tax	(277)	(18)
Settlement of royalty obligation on formation of joint venture	11	—
Losses on foreign exchange translation of tax assets and liabilities	544	272
Foreign exchange losses on capital projects	56	29
Other	14	(8)
Total adjusted net (loss) earnings	$(91)	$468
Weighted average shares outstanding (000’s)	826,868	813,206
Adjusted net (loss) earnings from continuing operations per share	$(0.11)	$0.58
Including discontinued operations
Total adjusted net (loss) earnings from continuing operations	$(91)	$468
Net earnings from discontinued operation attributable to shareholders of Goldcorp Inc.	46	9
(Gain) loss on disposition of discontinued operations, net of tax	(43)	21
Total adjusted net (loss) earnings including discontinued operations	$(88)	$498
Weighted average shares outstanding (000’s)	826,868	813,206
Adjusted net (loss) earnings per share including discontinued operations	$(0.11)	$0.61

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Three months ended	December 31 2015	September 30 2015	December 31 2014
Continuing operations
Net loss from continuing operations attributable to shareholders of Goldcorp Inc.	$(4,271)	$(192)	$(2,403)
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations at the Company's inactive and closed sites, net of tax	(41)	—	39
Share of net losses (earnings) of associates, net of tax	2	—	(6)
Impairment of mining interests, net of tax	3,896	—	2,300
(Gains) losses on derivatives, net of tax	(20)	(2)	19
Gain on disposition of mining interests, net of tax	(2)	(12)	—
Settlement of royalty obligation on formation of joint venture	11	—	—
Losses on foreign exchange translation of tax assets and liabilities	242	158	105
Foreign exchange losses (gains) on capital projects	55	—	(2)
Other	—	11	(4)
Total adjusted net (loss) earnings	$(128)	$(37)	$48
Weighted average shares outstanding (000’s)	830,238	830,203	813,792
Adjusted net (loss) earnings from continuing operations per share	$(0.15)	$(0.04)	$0.06
Including discontinued operations
Total adjusted net (loss) earnings from continuing operations	$(128)	$(37)	$48
Net earnings from discontinued operations attributable to shareholders of Goldcorp Inc.	—	—	7
Total adjusted net (loss) earnings including discontinued operations	$(128)	$(37)	$55
Weighted average shares outstanding (000’s)	830,238	830,203	813,792
Adjusted net (loss) earnings per share including discontinued operations	$(0.15)	$(0.04)	$0.07

GOLDCORP  |  49

(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS AND FREE CASH FLOWS
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes. Free cash flows comprises Goldcorp’s share of net cash provided by operating activities and includes the Company’s share of expenditures on mining interests and deposits on mining interests expenditures and capitalized interest paid. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
The following tables provide a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp’s share of adjusted operating cash flows:

Year ended December 31	2015	2014
Net cash provided by operating activities of continuing operations	$1,423	$982
Change in working capital	(172)	206
Dividends from Alumbrera and Pueblo Viejo	—	(108)
Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo	183	282
Goldcorp’s share of adjusted operating cash flows	$1,434	$1,362
Including discontinued operations
Adjusted operating cash flows – Wharf	3	29
Adjusted operating cash flows – Marigold	—	2
Goldcorp’s share of adjusted operating cash flows including discontinued operations	$1,437	$1,393

Three months ended	December 31 2015	September 30 2015	December 31 2014
Net cash provided by operating activities of continuing operations	$401	$443	$265
Change in working capital	(63)	(127)	(6)
Dividends from Alumbrera and Pueblo Viejo	—	—	(1)
Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo	1	58	71
Goldcorp’s share of adjusted operating cash flows	$339	$374	$329
Including discontinued operations
Adjusted operating cash flows – Wharf	—	—	8
Goldcorp’s share of adjusted operating cash flows including discontinued operations	$339	$374	$337

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The following tables provide a reconciliation of net cash provided by operating activities per the consolidated financial statements to Goldcorp’s share of free cash flows:

Year ended December 31	2015	2014
Net cash provided by operating activities of continuing operations	$1,423	$982
Dividends from Alumbrera and Pueblo Viejo	—	(108)
Expenditures on mining interests	(1,152)	(1,882)
Deposits on mining interests expenditures	(26)	(139)
Finance lease payments	(2)	—
Interest paid	(77)	(101)
Consolidated free cash flows	166	(1,248)
Free cash flows provided by Alumbrera, Pueblo Viejo and Project Corridor, net	163	220
Goldcorp’s share of free cash flows	$329	$(1,028)
Including discontinued operations
Free cash flows – Wharf	6	25
Goldcorp’s share of free cash flows including discontinued operations	$335	$(1,003)

Three months ended	December 31 2015	September 30 2015	December 31 2014
Net cash provided by operating activities of continuing operations	$401	$443	$265
Dividends from Alumbrera and Pueblo Viejo	—	—	(1)
Expenditures on mining interests	(229)	(230)	(473)
Deposits on mining interest expenditures	(11)	(2)	(34)
Finance lease payments	(2)	—	—
Interest paid	(13)	(15)	(33)
Consolidated free cash flows	146	196	(276)
Free cash flows provided by Alumbrera, Pueblo Viejo and Project Corridor, net	93	47	27
Goldcorp’s share of free cash flows	$239	$243	$(249)
Including discontinued operations
Free cash flows – Wharf	—	—	8
Goldcorp’s share of free cash flows including discontinued operations	$239	$243	$(241)

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(in United States dollars, tabular amounts in millions, except where noted)

COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments shown in contractual undiscounted cashflow:

	At December 31, 2015					At December 31, 2014
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities (1)	$658	$—	$—	$—	$658	$1,016
Current and non-current derivative liabilities	4	—	—	—	4	49
Debt repayments (principal portion)	204	500	—	2,000	2,704	3,624
Interest payments on debt	93	179	163	679	1,114	1,309
Capital expenditure commitments (2)	85	17	—	—	102	352
Reclamation and closure cost obligations	41	88	58	1,727	1,914	1,827
Minimum rental and lease payments (3)	5	6	7	20	38	74
Other	262	23	5	18	308	255
	$1,352	$813	$233	$4,444	$6,842	$8,506

(1)	Excludes accrued interest on debts which are disclosed separately in the above table.

(2)
Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company's operating and capital commitments based on management's intent to fulfill the contract.

(3)	Excludes the Company's minimum finance lease payments.
At December 31, 2015, the Company had letters of credit outstanding in the amount of $580 million (December 31, 2014 – $460 million) of which $296 million represents the Company's letters of credit outstanding as guarantees for reclamation obligations and $211 million represents the Company's letters of credit outstanding as guarantees for certain of the Company's Argentine debt. The Company's capital commitments for the next twelve months amounted to $85 million at December 31, 2015.
In addition, certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (NSRs), modified NSRs, net profits interest ("NPI") and/or net earnings. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2015, royalties included in production costs amounted to $93 million (2014 – $60 million). At December 31, 2015, the significant royalty arrangements of the Company and its associates and joint venture were as follows:

Mining properties:
Musselwhite	1 – 5% of NPI
Éléonore	2.2 – 3.5% of NSR
Peñasquito	2% of NSR and 0.5% of gross income on sale of gold and silver
Los Filos	0.5% of gross income on sale of gold and silver
Marlin	5% of NSR
Cerro Negro	3 – 4% of modified NSR and 1% of net earnings
Alumbrera	3% of modified NSR plus 20 – 30% YMAD royalty
Pueblo Viejo	3.2% of NSR
Project Corridor	0.16% to 1.5% modified NSR on portions of the property
FINANCIAL INSTRUMENTS RISK EXPOSURE
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Financial Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Financial Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

GOLDCORP  |  52

The following describes the types of risks that the Company is exposed to, and its objectives and policies for managing those risk exposures:

(i)	Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments, derivative assets, other receivables and accrued interest receivable. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2015 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly-rated corporations and government issuances in accordance with its Short-term Investment Policy and the credit risk associated with its investments is considered to be low. Foreign currency contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2015	At December 31 2014
Cash and cash equivalents	$326	$482
Money market investments	57	53
Accounts receivable arising from sales of metal concentrates	49	187
Other current and non-current receivables	12	62
Current and non-current derivative asset	1	17
Accrued interest receivable	75	49
	$520	$850

(ii)	Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, its expansionary plans and its dividend distributions. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
During the year ended December 31, 2015, the Company generated operating cash flows from continuing operations, one of the Company's main sources of liquidity, of $1,423 million (2014 – $982 million). The Company also realized increased liquidity in 2015 from the disposition of certain mining interests for cash of $890 million. At December 31, 2015, Goldcorp held cash and cash equivalents of $326 million (December 31, 2014 – $482 million), money market investments of $57 million (December 31, 2014 – $53 million), and had working capital of $282 million (December 31, 2014 – $691 million), which the Company defines as current assets less current liabilities.
On June 11, 2015, the Company increased its committed and unsecured revolving credit facility from $2.0 billion to $3.0 billion and extended the term to June 10, 2020, under existing terms and conditions. During the year ended December 31, 2015, the Company utilized the revolving credit facility and up to $1.3 billion was drawn against the facility in 2015; at December 31, 2015, the revolving credit facility was fully repaid with $3.0 billion available for the Company's use (December 31, 2014 – $1.2 billion). On June 11, 2015, the Company repaid the 220 million Argentine pesos ($24 million) drawn against the 1-year 469 million Argentine peso ($100 million) credit facility. During the fourth quarter of 2015, the Company entered into two new Argentine financing arrangements, the proceeds of which were used to repay the 425 million Argentine peso and 1.6 billion Argentine peso loans. Certain of the Company's borrowings are subject to various financial and general covenants with which the Company was in compliance as at December 31, 2015.
In the opinion of management, the working capital at December 31, 2015, together with the future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments.

GOLDCORP  |  53

(in United States dollars, tabular amounts in millions, except where noted)

(iii)	Market risk
Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos and Guatemalan quetzals. The depreciation of foreign currencies against the US dollar can decrease the cost of metal production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in foreign currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in foreign currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2015, the Company had $3.7 billion of deferred income tax liabilities which arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis Gold Ltd in 2006, and Camino Rojo and Cerro Negro in 2010, and which are denominated in foreign currencies.
During the year ended December 31, 2015, and in accordance with its Financial Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating, corporate and capital expenses incurred by the Company’s foreign operations as expressed in US dollar terms.
The Company is exposed to currency risk through the following financial assets and liabilities, income taxes receivables (payables) and deferred income tax assets and liabilities denominated in foreign currencies:

At December 31, 2015	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Accounts payable and accrued liabilities and non-current liabilities	Income taxes receivable (payable), current and non-current	Deferred income tax liabilities
Canadian dollar	$2	$38	$(217)	$71	$(803)
Mexican peso	20	210	(185)	(145)	(2,332)
Argentine peso	7	200	(97)	(10)	(561)
Guatemalan quetzal	2	8	(27)	6	(11)
	$31	$456	$(526)	$(78)	$(3,707)
At December 31, 2014
Canadian dollar	$14	$49	$(357)	$26	$(979)
Mexican peso	23	150	(222)	108	(2,858)
Argentine peso	1	222	(393)	(3)	(574)
Guatemalan quetzal	1	6	(36)	6	(107)
Chilean peso	1	11	(8)	—	—
	$40	$438	$(1,016)	$137	$(4,518)
During the year ended December 31, 2015, the Company recognized a net foreign exchange loss (excluding the foreign exchange loss relating to taxes) of $52 million (2014 – $22 million). Based on the Company’s net exposures at December 31, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $3 million increase or decrease in the Company’s net loss, respectively.
During the year ended December 31, 2015, the Company recognized a net foreign exchange loss of $572 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2014 – $288 million). Based on the Company’s net exposures relating to taxes at December 31, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $189 million increase or decrease in the Company’s net loss, respectively.

GOLDCORP  |  54

Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk primarily on its outstanding debt subject to floating rates of interest, its share of the Pueblo Viejo project financing, its cash and cash equivalents, and interest-bearing receivables. The Company is exposed to interest rate fair value risk primarily on its debt subject to fixed rates of interest. The Company monitors its exposure to interest rates and is comfortable with its exposures given its mix of fixed-and floating-rate debt, with 99% of total debt at December 31, 2015 subject to fixed rates, and the relatively low rate on its US dollar debt which comprised 99% of total debt at December 31, 2015. The weighted-average interest rate paid by the Company during the year ended December 31, 2015 on its US dollar and Argentine peso debt subject to floating rates of interest was 1.4% and 29.1%, respectively (2014 – 1.4% and 26.5%, respectively). The average interest rate earned by the Company during the year ended December 31, 2015 on its cash and cash equivalents was 0.32% (2014 – 0.15%). A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s net loss.
During the year ended December 31, 2015 the Company reduced its exposure to interest rate risk by repaying the outstanding balance on the $3.0 billion floating-rate credit facility and certain of the Argentinian floating-rate debt, and obtaining new fixed-rate debt financing in Argentina, thereby removing the Company's exposure to movements in the BADLAR.
Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. During the year ended December 31, 2015 the Company updated its Financial Risk Management Policy to allow for hedging of metal sales volumes beyond the current term of twenty-seven months to thirty-six months. There has been no significant change to the Company’s exposure to price risk during the year ended December 31, 2015.
The Company has a policy not to hedge gold sales. In accordance with the Company’s Financial Risk Management Policy, the Company may hedge up to 50%, 30%, and 10% of its by-product base metal sales volume over the next twelve months, subsequent thirteen to twenty-four months, and subsequent twenty-five to thirty-six months, respectively, to manage its exposure to fluctuations in base metal prices.
The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. As and when it is determined to be favourable, the Company will execute hedges on its exposure to diesel fuel prices in Canada. At December 31, 2015, the Company has not entered into heating oil contracts to manage its exposure to fuel prices. Electricity is regionally priced in Ontario and Quebec, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.
The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity security, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and money market investments as follows:

	At December 31 2015	At December 31 2014
Shareholders’ equity	$12,848	$16,960
Debt	2,688	3,592
	15,536	20,552
Less: Cash and cash equivalents	(326)	(482)
Money market investments	(57)	(53)
	$15,153	$20,017
The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

GOLDCORP  |  55

(in United States dollars, tabular amounts in millions, except where noted)

As at February 25, 2016, there were 830 million common shares of the Company issued and outstanding and 14 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$8.54 per share to C$48.72 per share.
Dividends which were declared and paid during the year ended December 31, 2015 totalled $370 million (2014 – $488 million). For the period January 1, 2016 to February 25, 2016, the Company declared dividends payable of $0.04 per share for total dividends of $33 million.On February 25, 2016, the Company announced a quarterly dividend of $0.02 per share, effective April 1, 2016. Quarterly dividends will be paid on June 24, September 23 and December 23, 2016.
The Company has adopted a Dividend Reinvestment Plan ("DRIP") which allows shareholders the opportunity to increase their investment in Goldcorp without additional transaction costs by receiving dividend payments in the form of common shares of the Company.  The DRIP allows shareholders to reinvest their cash dividends into additional common shares issued from treasury at no more than a 3% discount to the market price (as defined by the DRIP).  Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP.

OTHER RISKS AND UNCERTAINTIES
Foreign Operations
In 2015, the majority of the Company’s foreign operations were conducted in Mexico, Guatemala, Argentina, the Dominican Republic and Chile, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; government imposed supply laws, including laws establishing, among other things, profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances; surface land access issues; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in Canada, Mexico, Guatemala, Argentina, the Dominican Republic, and Chile may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, surface land access, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, environmental requirements, land and water use, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties related to the economic and political risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability. In addition to internal controls, systems and processes, the Company mitigates these risks by building positive, sustainable relationships with local communities, vendors, and local, regional, and federal governments, maintaining ongoing and transparent communication with stakeholders, a commitment to sustainability, and best practices in corporate governance.
Government Regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.
Mexico

i.	Ejido Land Claims
Article 27 of the Mexican Constitution and subsequent legislation established the "ejido" and communal landholding as forms of land tenure in Mexico. There are 22 ejido communities in the vicinity of the Company's Mexican mining operations and ejido lands cover most of the lands used by the Company for its projects and current mining operations at its Peñasquito, Los Filos and El Sauzal mines. The Corporation enters into temporary occupation agreements ranging from five to 30 years with the ejido communities which allow the Company to use the surface of the lands for its mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or amend existing agreements. Failure to enter into new agreements or disputes regarding existing agreements may cause suspension of operations, delays to projects, and on occasion, may lead to legal disputes.

GOLDCORP  |  56

Argentina

i.	Province of Santa Cruz, Argentina
Issued in 2013, Law 3318 created a new form of tax in Argentina's Province of Santa Cruz for mining companies. The tax was levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. The regulations required that the tax is calculated on "measured" reserves and the Company interpreted this to mean "proven" reserves. The Province did not provide further clarification on the definition of "measured" reserves. The Company filed a legal claim disputing the constitutionality of the tax with the National Supreme Court of Argentina which accepted jurisdiction of the matter. The Company paid the required tax installments under protest for the years ended December 31, 2015, 2014 and 2013. On December 31, 2015, Law 3462 was published in the Official Gazette which effectively repealed all statutes relating to the mining tax including Law 3318. The Company is in discussions with the Province regarding dismissal of the legal claim.

ii.	Argentine 10% Withholding Tax
On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations. It is the Company's position that the withholding tax violates tax stability rights provided to mining projects by Mining Investment Law No. 24,196 ("MIL"). Mining projects subject to MIL would generally pay the new withholding tax under protest and request a refund or tax credit for the excess of the overall tax burden. The Company believes that both Alumbrera and Cerro Negro are subject to the MIL, and accordingly should be entitled a refund or tax credit for withholding taxes paid under the new law. During the year ended December 31, 2015, the Company reversed accruals recognized in the prior year of $11 million as the Company does not expect to receive future dividends for earned but undistributed profits with regards to its 37.5% interest in Alumbrera.

iii.	Government Controls
The Argentine government has historically used price, foreign exchange, and import controls in response to unfavourable domestic economic trends (e.g. lower growth rates, higher inflation rates and capital flight). In particular, the previous government had implemented and tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into US dollars or other hard currencies, which were intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves. Following the transition to a new government administration on December 10, 2015, the current Argentine government has taken steps to reduce or remove the controls and restrictions on capital flows and foreign exchange, including removing the restriction on dividends and royalty payments, subject to the availability of the Central Bank reserves. Notwithstanding the recent changes providing relief from certain of these measures, the historical controls and restrictions may continue to adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Accordingly, the Company will continue to closely monitor the developing situation in Argentina and the impact on its business and financial position. Maintaining operating revenues in Argentine pesos could also expose the Company to the risks of peso devaluation and high domestic inflation.
Environmental Regulation
The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s financial position and results of operations.
Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
Cost Risk
The Company is exposed to industry wide cost pressures on capital and operating expenditures which increases the Company's risk relating to the profitability of its operations and the economic returns on its exploration and development stage projects. The Company continues to enter into certain hedging strategies to mitigate certain currency exposures and continues to implement cost management strategies to mitigate this risk.
Other Risks
For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business – Risk Factors” in the Company's most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

GOLDCORP  |  57

(in United States dollars, tabular amounts in millions, except where noted)

BASIS OF PREPARATION
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2015. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company’s significant accounting policies are described in note 3 of the Company's consolidated financial statements for the year ended December 31, 2015.
CRITICAL JUDGEMENTS AND ESTIMATES
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
Management has made the following critical judgements and estimates:
Critical Judgments in Applying Accounting Policies:
The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management
Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mining property is capable of operating at levels intended by management.
The Company determined that the Cerro Negro and Éléonore mines were capable of operating at levels intended by management effective January 1, 2015 and April 1, 2015, respectively.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs
Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency
The functional currency for each of the Company’s subsidiaries and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(d)	Asset held for sale
The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. At December 31, 2014, the Company concluded that the assets and liabilities of Wharf met the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and FVLCS, being its carrying amount. The assets of Wharf ceased to be depreciated while they were classified as held for sale.

(e)	Business combinations
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded

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that the acquisition of Probe on March 13, 2015 did not meet the criteria for accounting as a business combination and the transaction has been accounted for as an acquisition of an asset.

(f)	Determination of control of subsidiaries and joint arrangements
Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee's returns, including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration and termination of key management personnel; and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Changes to the Company's access to those rights and obligations may change the classification of that joint arrangement. At December 31, 2015, the Company concluded that Project Corridor met the criteria to be classified as a joint venture.
Key Sources of Estimation Uncertainty
The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill
The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.
In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal selling prices, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, future capital expenditures, discount rates and exchange rates.
Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s mining interests and goodwill is a key assumption in determining their recoverable amounts. The ability to maintain existing or obtain necessary mining concessions, surface rights title, and water concessions is integral to the access of the reserves, resources and exploration potential. A mining concession gives its holder the right to carry out mining activities in the area covered by that concession and take ownership of any minerals found, but it does not always grant surface access rights. In some jurisdictions surface access rights must be separately negotiated with the owner of the surface lands and in the event of a dispute or failed negotiations, administrative legal process may be available. In other jurisdictions, surface access rights may be granted along with mining rights. Water concessions provides its holder the right to specified levels of water usage and are granted based on water availability in the source area.
Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or the impact of adverse current economic conditions can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.
During the year ended December 31, 2015, the Company recognized an impairment expense of $4,906 million (2014 – $2,999 million including discontinued operation (note 9)), in respect of the carrying amounts of certain mining interests, including the Company's investments in associates and joint venture (note 21). The $4,906 million (2014 – $2,999 million) of impairment expense recognized included $479 million (2014 – $975 million) and $917 million (2014 – $nil) of impairment charges for goodwill and investments in associates and joint venture, respectively.
At December 31, 2015, the carrying amounts of the Company’s mining interests and goodwill were $19,469 million and nil, respectively (December 31, 2014 – $24,545 million and $479 million, respectively).

(b)	Heap leach ore inventories and mine operating costs
In determining mine operating costs recognized in the Consolidated Statements of Loss, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. At December 31, 2015, the carrying amounts of heap leach ore inventories amounted to $260 million (December 31, 2014 – $383 million).

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(in United States dollars, tabular amounts in millions, except where noted)

(c)	Inventory net realizable value
In determining the net realizable value of work-in-process, heap leach ore, and stockpiled ore, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the inventories into saleable form. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the amount of recoverable ounces, and a delay in timing of processing can result in a write-down of the carrying amounts of the Company’s work-in-process, heap leach ore, and stockpiled ore inventory. During the year ended December 31, 2015, the Company recognized an impairment expense of $274 million as a result of the carrying amount of certain inventory exceeding net realizable value (December 31, 2014 – $96 million). Of the $274 million of impairment, $195 million and $79 million (December 31, 2014 – $72 million and $24 million) was recorded as production costs and depreciation and depletion in the Consolidated Statements of Loss, respectively.

(d)	Estimated recoverable ounces
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in changes to future depletion rates.

(e)	Deferred stripping costs
In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2015, the carrying amount of stripping costs capitalized and included in mining properties was $185 million (December 31, 2014 – $109 million).

(f)	Income taxes
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.
The Company’s operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

(g)	Estimated reclamation and closure costs
The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements and the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2015, the Company’s total provision for reclamation and closure cost obligations was $702 million (December 31, 2014 – $695 million). The undiscounted value of these obligations is $1,914 million (December 31, 2014 – $1,827 million).
For the purpose of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury

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risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating and inactive mines and development projects. For those sites with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.
For the year ended December 31, 2015, the Company applied a 20-year risk-free rate of 2.67% (2014 – 3.0%) to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.0% (2014 – 5.0%) risk-free rate was applied, which resulted in a weighted average discount rate of 4.1% (2014 – 4.2%).
Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(h)	Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

i.
In October 2014, Pueblo Viejo Dominicana Corporation ("PVDC") received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the "Petitioner"), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an "Amparo" remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On June 25, 2015, the trial court in the Municipality of Cotui (“Trial Court”) dismissed the legal action as the Petitioner failed to produce evidence to support his allegations.  The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015.  On July 28, 2015, PVDC filed a motion to dismiss the appeal as it was filed after the expiry of the applicable filing deadline. The matter is pending ruling by the Constitutional Court. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as PVDC cannot reasonably predict any potential losses.

CHANGES IN ACCOUNTING POLICIES
Application of new and revised accounting standards
The Company has applied the amendments to IFRSs included in the Annual Improvements to IFRSs 2010-2012 Cycle and 2011-2013 Cycle which were effective for annual periods beginning on or after July 1, 2014. The amendments did not have an impact on the Company's consolidated financial statements.The Company has not early adopted any other amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE
Annual improvements and narrow scope amendments
In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after January 1, 2016. The IASB also issued a number of narrow scope amendments to certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016. These amendments are not expected to have a significant impact on the Company's consolidated financial statements.
Revenue recognition
In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. On July 22, 2015, the IASB confirmed a one-year deferral of the effective date of IFRS 15 to January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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(in United States dollars, tabular amounts in millions, except where noted)

Financial instruments
In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Leases
In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

OUTLOOK
Consistent with Goldcorp’s focus on profitable ounces in a volatile price environment, forecast 2016 gold production is expected at between 2.8 million and 3.1 million ounces.   Silver production for 2016 is forecast at between 37 million and 40 million ounces (including approximately 22 million to 24 million ounces at Peñasquito), which would maintain Goldcorp’s position as one of the largest silver producers in the world. Zinc production is expected to be between 375 million and 400 million pounds and lead production is forecast at between 145 million and 155 million pounds. Copper production is forecast at between 65 and 70 million pounds. On a gold equivalent basis, Company-wide 2016 production is expected to total between 4.0 million and 4.4 million ounces compared to 4.6 million ounces in 2015.
Mine-by-mine actual 2015 gold production and forecast 2016 gold production ranges are as follows:

Mine	2015 Production	2016 Forecast
Peñasquito	860,300	520,000 - 580,000
Cerro Negro	507,400	475,000 - 525,000
Pueblo Viejo (40.0%)	381,700	400,000 - 440,000
Red Lake	375,700	300,000 - 330,000
Éléonore	268,100	250,000 - 280,000
Porcupine	274,300	250,000 - 275,000
Musselwhite	270,300	240,000 - 260,000
Other	526,600	380,000 - 440,000
Total	3,464,400	2,800,000 - 3,100,000
Financial Guidance
Total cash costs on a by-product basis are expected to be between $500 and $575 per ounce while all-in sustaining costs are projected to be between $850 and $925 per ounce of gold. Sustaining capital expenditures are forecast to average between $700 and $800 million per annum for 2016 to 2018, inclusive. Both the potential production improvements and the associated capital expenditures for our internal growth projects have been excluded from our guidance. As these projects are defined technically and economically and capital committed, they will be included in future production and capital expenditure projections. The Company has budgeted approximately an additional $100 million in 2016 to bring these projects through their various study phases.
Company-wide exploration expenditures in 2016 are expected to total approximately $135 million, of which approximately 50% is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined throughout the year and on extending existing targets at each of its mines and projects. Corporate administration expense is forecast at $150 million which excludes stock based compensation. Depreciation, depletion, and amortization expense (“DDA”) is expected to be between $390 and $420 per ounce (2015 - $457 per ounce or $434 per ounce excluding the impact of inventory impairment adjustments). The effective tax rate on net income before share-based compensation is expected to be approximately 40% to 45% in 2016.

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Three-Year Forecast
Year-by-year gold production are forecast as follows:

Year	Forecast Gold Production
2016	2.8 million to 3.1 million ounces
2017	2.8 million to 3.1 million ounces
2018	2.8 million to 3.1 million ounces
Average all-in sustaining cash costs are forecast at $850 and $925 per ounce in each year of the three-year period, positioning the Company for improved margins and free cash flow.
Price and cost assumptions used to forecast total cash costs and gold equivalent calculation include:

	2016	2017	2018
Gold (oz)	$1,100	$1,100	$1,100
Silver (oz)	$15.00	$15.00	$16.50
Copper (lb)	$2.53	$2.61	$2.75
Zinc (lb)	$0.80	$0.95	$0.95
Lead (lb)	$0.80	$0.85	$0.90
Foreign exchange (respectively to the US$)
Canadian dollar	$1.30	1.30	$1.20
Mexican peso	16.00	16.00	14.50

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(in United States dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of December 31, 2015, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was effective.
There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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GOLDCORP INC.
GOLD AND SILVER RESERVES AND RESOURCES SUMMARY TABLE
As of December 31, 2015

Reserves	Contained Gold (Moz)	Contained Silver (Moz)
Proven	19.44	478.53
Probable	21.28	226.06
Proven & Probable	40.73	704.59

Resources
Measured	6.67	126.83
Indicated	31.11	351.45
Measured & Indicated	37.78	478.28
Inferred	18.42	68.01

GOLDCORP INC PROVEN AND PROBABLE RESERVES (1)(4)(5) As of December 31, 2015 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Peñasquito Mill	Mexico	586.68	0.52	9.87
Pueblo Viejo (40.0%)	Dominican Republic	62.58	2.97	5.97
Éléonore	Canada	28.32	5.87	5.35
Cerro Negro	Argentina	15.02	9.64	4.66
El Morro (50.0%)	Chile	299.53	0.46	4.46
Porcupine	Canada	43.82	1.51	2.13
Red Lake	Canada	7.10	9.10	2.08
Musselwhite	Canada	7.88	6.80	1.72
Camino Rojo	Mexico	66.13	0.76	1.62
Los Filos	Mexico	40.50	1.12	1.46
Borden	Canada	4.17	6.38	0.86
Peñasquito Heap Leach	Mexico	21.78	0.43	0.30
Marlin	Guatemala	0.81	5.07	0.13
Alumbrera (37.5%)	Argentina	10.95	0.35	0.12
TOTAL GOLD		1,195.27	1.06	40.73
SILVER		Mt	Ag g/t	Moz
Peñasquito Mill	Mexico	586.68	30.04	566.55
Pueblo Viejo (40.0%)	Dominican Republic	62.58	17.94	36.10
Cerro Negro	Argentina	15.02	74.69	36.07
Camino Rojo	Mexico	66.13	15.22	32.37
Peñasquito Heap Leach	Mexico	21.78	22.00	15.41
Los Filos	Mexico	40.50	8.10	10.55
Marlin	Guatemala	0.81	290.21	7.54
TOTAL SILVER		793.50	27.62	704.59

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COPPER		Mt	% Cu	Mlbs
Relincho (50.0%)	Chile	619,570,000	370,000	5,087,190,000
El Morro (50.0%)	Chile	299,530,000	490,000	3,251,480,000
Pueblo Viejo (40.0%)	Dominican Republic	62,580,000	90,000	130,400,000.00
Alumbrera (37.5%)	Argentina	10,950,000	340,000	83,090,000
TOTAL COPPER		992,630,000	390,000	8,552,160,000
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	586,680,000	290,000	3,701,260,000
TOTAL LEAD		586,680,000	290,000	3,701,260,000
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	586,680,000	690,000	8,885,910,000
TOTAL ZINC		586,680,000	690,000	8,885,910,000
MOLYBDENUM		Mt	% Mo	Mlbs
Relincho (50.0%)	Chile	619,570,000	17,000	238,900,000.00
TOTAL MOLYBDENUM		619,570,000	17,000	238,900,000.00

GOLDCORP INC MEASURED AND INDICATED RESOURCES (1)(2)(3)(4)(6) As of December 31, 2015 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Los Filos	Mexico	357.88	0.84	9.65
Camino Rojo	Mexico	234.24	1.00	7.53
Pueblo Viejo (40.0%)	Dominican Republic	65.25	2.46	5.15
Porcupine	Canada	103.00	1.39	4.59
Red Lake	Canada	3.71	19.02	2.27
Peñasquito Mill	Mexico	245.33	0.28	2.20
Cerro Negro	Argentina	6.88	5.78	1.28
Cerro Blanco	Guatemala	2.05	12.69	0.84
Éléonore	Canada	4.58	5.49	0.81
Alumbrera (37.5%)	Argentina	69.30	0.35	0.78
Noche Buena	Mexico	52.88	0.37	0.63
El Morro (50.0%)	Chile	46.18	0.41	0.61
Borden	Canada	2.61	5.81	0.49
Musselwhite	Canada	1.83	6.00	0.35
San Nicolas (21.0%)	Mexico	19.26	0.46	0.28
Peñasquito Heap Leach	Mexico	47.54	0.17	0.26
Marlin	Guatemala	0.49	4.26	0.07
TOTAL GOLD		1,263.01	0.93	37.78
SILVER		Mt	Ag g/t	Moz
Peñasquito Mill	Mexico	245.33	26.90	212.15
Los Filos	Mexico	357.88	7.62	87.63
Camino Rojo	Mexico	234.24	8.86	66.70
Pueblo Viejo (40.0%)	Dominican Republic	65.25	14.19	29.77
Peñasquito Heap Leach	Mexico	47.54	19.26	29.45
Noche Buena	Mexico	52.88	12.47	21.19
San Nicolas (21.0%)	Mexico	19.26	26.70	16.53
Cerro Negro	Argentina	6.88	41.14	9.09
Marlin	Guatemala	0.49	198.96	3.12
Cerro Blanco	Guatemala	2.05	40.13	2.64
TOTAL SILVER		1,031.79	14.42	478.28

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COPPER		Mt	% Cu	Mlbs
Relincho (50.0%)	Chile	198.50	0.32	1,421.22
San Nicolas (21.0%)	Mexico	19.26	1.24	526.53
El Morro (50.0%)	Chile	46.18	0.42	426.67
Alumbrera	Argentina	69.30	0.22	340.44
Pueblo Viejo (40.0%)	Dominican Republic	65.25	0.08	118.93
TOTAL COPPER		398.49	0.32	2,833.80
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	245.33	0.24	1,296.55
Camino Rojo	Mexico	215.85	0.06	276.59
TOTAL LEAD		461.18	0.15	1,573.14
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	245.33	0.59	3,174.55
Camino Rojo	Mexico	215.85	0.19	913.86
San Nicolas (21.0%)	Mexico	19.26	1.68	713.37
TOTAL ZINC		480.44	0.45	4,801.78
MOLYBDENUM		Mt	% Mo	Mlbs
Relincho (50.0%)	Chile	198.50	0.011	48.25
TOTAL MOLYBDENUM		198.50	0.011	48.25

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GOLDCORP INC INFERRED RESOURCES (1)(2)(3)(4)(6) As of December 31, 2015 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Los Filos	Mexico	141.04	0.80	3.62
El Morro (50.0%)	Chile	339.03	0.30	3.23
Éléonore	Canada	9.97	7.11	2.28
Red Lake	Canada	3.45	19.86	2.20
Cochenour	Canada	4.16	16.36	2.19
Porcupine	Canada	13.85	3.69	1.64
Musselwhite	Canada	5.93	5.82	1.11
Cerro Negro	Argentina	2.17	7.19	0.50
Camino Rojo	Mexico	17.38	0.84	0.47
Borden	Canada	2.09	5.49	0.37
Alumbrera (37.5%)	Argentina	22.50	0.33	0.24
Cerro Blanco	Guatemala	0.75	9.34	0.23
Peñasquito Mill	Mexico	19.49	0.30	0.19
Pueblo Viejo (40.0%)	Dominican Republic	1.56	1.96	0.10
Noche Buena	Mexico	4.30	0.22	0.03
San Nicolas (21.0%)	Mexico	2.28	0.26	0.02
Peñasquito Heap Leach	Mexico	0.57	0.31	0.01
Marlin	Guatemala	0.06	5.93	0.01
TOTAL GOLD		590.55	0.97	18.42
SILVER		Mt	Ag g/t	Moz
Los Filos	Mexico	141.04	9.18	41.64
Peñasquito Mill	Mexico	19.49	20.64	12.93
Camino Rojo	Mexico	17.38	9.41	5.26
Cerro Negro	Argentina	2.17	44.68	3.11
San Nicolas (21.0%)	Mexico	2.28	17.40	1.27
Noche Buena	Mexico	4.30	8.80	1.22
Cerro Blanco	Guatemala	0.75	43.61	1.06
Pueblo Viejo (40.0%)	Dominican Republic	1.56	13.93	0.70
Marlin	Guatemala	0.06	268.27	0.54
Peñasquito Heap Leach	Mexico	0.57	15.49	0.28
TOTAL SILVER		189.58	11.16	68.01
COPPER		Mt	% Cu	Mlbs
El Morro (50.0%)	Chile	339.03	0.35	2,595.00
Relincho (50.0%)	Chile	305.41	0.38	2,549.68
Alumbrera (37.50%)	Argentina	22.50	0.14	70.19
San Nicolas (21.0%)	Mexico	2.28	1.24	62.25
Pueblo Viejo (40.0%)	Dominican Republic	1.56	0.04	1.43
TOTAL COPPER		670.78	0.36	5,278.54

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GOLDCORP INC INFERRED RESOURCES (1)(2)(3)(4)(6) As of December 31, 2015 Based on attributable ounces
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	19.49	0.25	107.28
Camino Rojo	Mexico	17.38	0.04	15.72
TOTAL LEAD		36.86	0.15	123.00
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	19.49	0.36	154.83
Camino Rojo	Mexico	17.38	0.13	51.21
San Nicolas (21.0%)	Mexico	2.28	0.97	48.69
TOTAL ZINC		39.14	0.30	254.73
MOLYBDENUM		Mt	% Mo	Mlbs
Relincho (50.0%)	Chile	305.41	0.013	88.20
TOTAL MOLYBDENUM		305.41	0.013	88.20
*Numbers may not add up due to rounding

Goldcorp December 31, 2015 Reserve and Resource Reporting Notes:

1
All Mineral Reserves or Ore Reserves have been estimated in accordance with the CIM Definition Standards or the JORC Code.  The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. Subject to note 4 below, all Mineral Reserves, Ore Reserves and Mineral Resources set out in the tables above or elsewhere in this release have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person as defined under National Instrument 43-101.

2	All Mineral Resources are reported exclusive of Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Reserves and Resources are reported as of December 31, 2015, with the following conditions or exceptions:
(i) (ii) (iii)
Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.
Reserves and Resources for Relincho and San Nicolas are as per information provided by Teck Resources Limited.
Reserves and Resources for Alumbrerra are as per information provided by Glencore plc.

5
Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,100 per ounce of gold, $16.50 per ounce of silver, $2.75 per pound of copper, $0.90 per pound of lead, and $0.95 per pound of zinc, unless otherwise noted below:

	(i)	Alumbrera	$1,095/oz gold and $2.54/lb copper
	(ii)	El Morro	$1,200/oz gold
	(iii)	Pueblo Viejo	$1,000/oz for the next five years, and a long-term gold price of $1,200 per ounce from 2021 onwards, $16.50/oz silver, $3.00/lb copper
	(iv)	Relincho	$13.70/lb molybdenum and $2.80/lb copper
6
Mineral Resources are estimated using US$ commodity prices of $1,300 per ounce of gold, $19 per ounce of silver, $3.25 per pound of copper, $1.00 per pound of lead, and $1.00 per pound of zinc, unless otherwise noted below;

	(i)	Alumbrera	$1,100/oz gold and $2.95/lb copper
	(ii)	El Morro	$1,200/oz gold, $2.75/lb copper
	(iii)	Pueblo Viejo	$1,300/oz gold, $17.50/oz silver, $3.25/lb copper
	(iv)	Relincho	$13.70/lb molybdenum and $2.80/lb copper
	(v)	San Nicolas	$1,275/oz gold, $22.50/oz silver, $2.75/lb copper, $1.00/lb zinc

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(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and 'forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are necessarily based upon a number of factors and that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Corporation does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; change in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Risk Factors” in Goldcorp’s most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

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CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A were reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a “qualified person” as defined by the Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the AusIMM JORC equivalent. All Mineral Resources are reported exclusive of Mineral Reserves and Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s most recent Annual Information Form and the current technical report for those properties, all available at www.sedar.com.
Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: This document has been prepared in accordance with the requirements of the Canadian securities laws which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with the CIM -Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”) which were incorporated by reference in NI 43-101. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under United States securities laws. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this document containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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